Registration No. 333-130230
Filed pursuant to Rule 424(b)(4)

Prospectus supplement to prospectus dated March 7, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

6,956,522

Common Shares

This is a public offering of common shares of ChipMOS TECHNOLOGIES (Bermuda) LTD. All of the 6,956,522 common shares offered by this prospectus supplement are being offered by Mosel Vitelic Inc., which is referred to in this prospectus supplement as Mosel or the selling shareholder, through its wholly-owned subsidiary, Giant Haven Investments Limited. We will not receive any proceeds from the sale of common shares by the selling shareholder.

Our common shares are traded on the Nasdaq National Market under the symbol “IMOS.” On May 25, 2006, the last reported sale price of our common shares was US$6.59 per common share.

Investing in our common shares involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement and in the documents we incorporated by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$6.00	$41,739,132
Underwriting discounts and commissions	$0.25	$1,739,130
Proceeds, before expenses, to the selling shareholder	$5.75	$40,000,002

The selling shareholder has granted Deutsche Bank Securities Inc. the right to purchase up to 1,043,478 additional common shares to cover over-allotments.

Deutsche Bank Securities

The date of this prospectus supplement is May 25, 2006.

THESE SECURITIES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE REPUBLIC OF CHINA, EXCEPT AS PERMITTED BY APPLICABLE LAW OF THE REPUBLIC OF CHINA.

This prospectus supplement, including the information summarized below, contains translations of New Taiwan dollar, or NT dollar, or NT$, amounts into United States dollars, or US dollars, or US$, at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in New York City for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 31, 2006, which was NT$32.42 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this prospectus supplement could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On May 25, 2006, the noon buying rate was NT$32.09 to US$1.00.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus supplement constitute statements that are, or may be deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. The terms “anticipates,” “expects,” “may,” “will,” “should” and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this prospectus supplement and the documents incorporated by reference in this prospectus supplement and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus supplement. Important factors that could cause those differences include, but are not limited to:

•	the volatility of the semiconductor industry and the market for end-user applications for semiconductor products;

•	overcapacity in the semiconductor testing and assembly markets;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	our ability to successfully develop new technologies and remain a technological leader;

•	our ability to maintain control over capacity expansion and facility modifications;

•	our ability to generate growth or profitable growth;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies to meet customer demand;

•	our ability to raise capital as required to meet certain existing obligations;

•	the pending criminal indictment of our Chairman and Chief Executive Officer;

•	our reliance on certain major customers;

•	the implementation of the assembly and testing services agreements between Spansion LLC and us;

•	our major customers’ willingness to purchase our services or to provide the minimum agreed compensation as provided under any long-term agreement with us, if applicable;

•	the political stability of our local region; and

•	general local and global economic conditions.

Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity expansion plans, our expansion plans in Mainland China, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry. Please see “Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus supplement. This summary does not contain all of the information that you should consider before investing in our common shares. You should carefully read the entire prospectus supplement and the documents incorporated by reference herein, including “Risk Factors” and our Form 20-F for the year ended December 31, 2005, before making an investment decision.

When we refer to the capacity of our semiconductor testing and assembly equipment, we are referring to capacity assessed by our internal personnel based on the specifications and the repair and maintenance frequency of the relevant equipment. Unless otherwise noted, in this prospectus supplement, “we” refers to ChipMOS TECHNOLOGIES (Bermuda) LTD., or ChipMOS Bermuda, and its subsidiaries, and “Mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.

ChipMOS TECHNOLOGIES (Bermuda) LTD. and its Subsidiaries

Overview

We believe that we are one of the leading independent providers of semiconductor testing and assembly services. Specifically, we believe that we are the largest independent provider of testing and assembly services for LCD and other flat-panel display driver semiconductors globally and a leading provider of testing and assembly services for advanced memory products in Taiwan. The depth of our engineering expertise and the breadth of our testing and assembly technologies enable us to provide our customers with advanced and comprehensive solutions. In addition, our geographic presence in Taiwan and Mainland China is attractive to customers wishing to take advantage of the logistical and cost efficiencies stemming from our close proximity to foundries and producers of consumer electronic products in Taiwan and Mainland China. Our production facilities are located in Hsinchu and Tainan, Taiwan and Shanghai, Mainland China.

We provide a broad range of back-end testing services, including engineering testing, wafer probing and final testing of memory and mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing tape carrier package, or TCP, chip-on-film, or COF, and chip-on-glass, or COG, technologies. We also provide semiconductor turnkey services by purchasing fabricated wafers and then selling tested and assembled semiconductors, primarily memory products.

Semiconductors tested and assembled by us are used in personal computers, graphics applications, such as game consoles and personal digital assistants, or PDAs, communications equipment, such as cellular handsets, and consumer electronic products and display applications, such as flat-panel displays. In 2005, 43% of our net revenue was derived from testing services for memory and mixed-signal semiconductors, 37% from assembly services for memory and mixed-signal semiconductors, and 20% from LCD and other flat-panel display driver semiconductor testing and assembly services.

Industry Overview

Historically, integrated device manufacturers, or IDMs, designed, manufactured, tested and assembled semiconductors primarily at their own facilities. In recent years, there has been a trend in the industry to outsource stages in the manufacturing process to reduce the high fixed costs resulting from the increasingly complex manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. The independent semiconductor manufacturing services market currently consists of wafer fabrication and probing services and semiconductor testing and assembly services. Most of the world’s major IDMs now use some independent semiconductor manufacturing services to maintain a strategic mix of internal and external manufacturing capacity. We believe that many of these IDMs are significantly reducing their investments in new semiconductor testing and assembly facilities. The availability of technologically advanced independent semiconductor manufacturing services has also enabled the growth of “fabless” semiconductor companies that focus exclusively on semiconductor design and marketing and outsource their fabrication, testing and assembly requirements to independent companies.

We believe the outsourcing of semiconductor manufacturing services, and in particular of testing and assembly services, will increase for many reasons, including the following:

•	Significant Capital Expenditure Requirements. Driven by increasingly sophisticated technological requirements, wafer fabrication, testing and assembly processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. In addition, product life cycles have been shortening, magnifying the need to continually upgrade or replace manufacturing, testing and assembly equipment to accommodate new products. As a result, new investments in in-house fabrication, testing and assembly facilities are becoming less desirable for IDMs because of the high investment costs, as well as difficulties in achieving sufficient economies of scale and utilization rates to be competitive with the independent service providers. Independent foundry, testing and assembly companies, on the other hand, are able to realize the benefits of specialization and achieve economies of scale by providing services to a large base of customers across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise.

•	Increasing Focus on Core Competencies. As the costs of semiconductor manufacturing facilities increase, semiconductor companies are expected to further outsource their wafer fabrication, testing and assembly requirements to focus their resources on core competencies, such as semiconductor design and marketing.

•	Time-to-Market Pressure. Increasingly short product life cycles have amplified time-to-market pressure for semiconductor companies, leading them to rely increasingly on independent companies as a key source for effective wafer fabrication, testing and assembly services.

The Semiconductor Industry and Conditions of Outsourcing in Taiwan and Mainland China

Taiwan is one of the world’s leading locations for outsourced semiconductor manufacturing. The semiconductor industry in Taiwan has developed such that the various stages of the semiconductor manufacturing process have been disaggregated, thus allowing for specialization. The disaggregation of the semiconductor manufacturing process in Taiwan permits these semiconductor manufacturing service providers to focus on particular parts of the production process, develop economies of scale, maintain higher capacity utilization rates and remain flexible in responding to customer needs. There are several leading service providers in Taiwan, each of which offers substantial capacity, high-quality manufacturing, leading semiconductor wafer fabrication, test, assembly and process technologies, and a full range of services. These service providers have access to an educated labor pool and a large number of engineers suitable for sophisticated manufacturing industries. As a result, many of the world’s leading semiconductor companies outsource some or all of their semiconductor manufacturing needs to Taiwan’s semiconductor manufacturing service providers and take advantage of the close proximity among facilities. In addition, companies located in Taiwan are very active in the design and manufacture of electronic systems, which has created significant local demand for semiconductor devices.

Mainland China has emerged as a similarly attractive location for outsourced semiconductor manufacturing. Mainland China is an attractive manufacturing location for electronic products because companies can take advantage of a well-educated yet low-cost labor force, cost savings due to tax benefits and a large domestic market. These factors have driven a rapid relocation of much of the electronics industry manufacturing and supply chain to Mainland China. An increasing number of global electronic systems manufacturers and contract manufacturers are relocating production facilities to Mainland China. We believe that these electronic product manufacturers and contract manufacturers will source an increasing portion of their demand for semiconductors from semiconductor suppliers located in Mainland China in order to reduce production cycle times, decrease costs, simplify supply chain logistics and meet local content requirements. In line with this trend, we have in recent years expanded our operations in Mainland China.

Our Strategy

Our goal is to reinforce our position as a leading independent provider of semiconductor testing and assembly services, concentrating principally on memory, mixed-signal and LCD and other flat-panel display driver semiconductors. The principal components of our business strategy are set forth below.

Focus on Providing Our Services to the High-Growth Segments of the Semiconductor Industry.

We intend to continue our focus on developing and providing advanced testing and assembly services for high-growth segments of the semiconductor industry, such as memory, mixed-signal and LCD and other flat-panel display driver semiconductors. In 2005, our revenue from testing and assembly of semiconductors for these segments accounted for 100% of our net revenue. We believe that our investments in equipment and research and development in some of these areas allow us to offer a differentiated service from our competition. In order to continue to benefit from the expected growth in these segments, we intend to continue to invest in capacity to meet the testing and assembly requirements of these key semiconductor market segments.

Continue to Invest in the Research and Development of Advanced Testing and Assembly Technologies.

We believe that our ability to provide progressively more advanced testing and assembly services to customers is critical to our business. In addition, advanced semiconductor testing and assembly services typically generate higher margins due to the greater expertise required and the more sophisticated technologies used. We will continue to invest in the research and development of advanced testing and assembly technologies. For example, we are expanding our capabilities in fine-pitch BGA and the testing and assembly of COFs. We have also introduced fine-pitch COF based on our proprietary technology and COG testing and assembly services for LCD and other flat-panel display driver semiconductors.

In addition, we will continue to pursue the development of new testing and assembly technologies jointly with domestic and foreign research institutions and universities. We expect to focus our research and development efforts in the following areas:

•	developing new software conversion programs to increase the capabilities of our testers;

•	developing technologies for wafer-level burn-in and testing before assembly;

•	developing advanced assembly technologies for high speed memory devices;

•	developing fine-pitch bumping, chip probing and bonding technologies for LCD drivers;

•	improving manufacturing yields for new assembly technologies;

•	developing environmentally friendly assembly services that focus on eliminating the lead and halogen elements from the materials employed in the package and reducing the toxicity of gaseous chemical wastes; and

•	implementation of radio frequency identification (RFID) on wafer probing process.

In 2005, we spent approximately 2% of our net revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2006, our research and development team comprised 225 persons.

Build on Our Strong Presence in Taiwan and Expand Our Operations in Mainland China.

We intend to build on our strong presence in key centers of semiconductor and electronics manufacturing to further grow our business. Currently, most of our operations are in Taiwan, one of the world’s leading locations for outsourced semiconductor manufacturing. This presence provides us with several advantages. First, our proximity to other semiconductor companies is attractive to customers who wish to outsource various stages of the semiconductor manufacturing process. Second, our proximity to many of our suppliers, customers and the end-users of our customers’ products enables us to be involved in the early stages of the semiconductor design process, enhances our ability to quickly respond to our customers’ changing requirements and shortens our customers’ time-to-market. Third, we have access to an educated labor pool and a large number of engineers who are able to work closely with our customers and other providers of semiconductor manufacturing services.

As with our operations in Taiwan, we intend to similarly benefit from our operations in Mainland China through ChipMOS Shanghai. We intend to invest in and expand our operations in Mainland China, increasing our testing and assembly services for memory semiconductors. We also plan to expand our testing and assembly services in our Shanghai facility to include LCD and other flat-panel display driver semiconductors.

Expand Our Offering of Vertically Integrated Services.

We believe that one of our competitive strengths is our ability to provide vertically integrated services to our customers. Vertically integrated services consist of the integrated testing, assembly and direct shipment of semiconductors to end-users designated by our customers. Providing vertically integrated services enables us to shorten lead times for our customers. As time-to-market and cost increasingly become sources of competitive advantage for our customers, they increasingly value our ability to provide them with comprehensive back-end services. Through ChipMOS Taiwan, ThaiLin and ChipMOS Shanghai, we are able to offer vertically integrated services for a broad range of products, including memory, mixed-signal and LCD and other flat-panel display driver semiconductors. We believe that these affiliations, which offer complementary technologies, products and services as well as additional capacity, will continue to enhance our own development and expansion efforts into new and high-growth markets. We intend to establish new alliances with leading companies and, if suitable opportunities arise, engage in merger and acquisition activities that will further expand the services we can provide.

Focus on Increasing Sales through Long-Term Agreements with New and Existing Customers.

From time to time, we strategically agree to commit a portion of our testing and assembly capacity to certain of our customers. We intend to enter into long-term capacity agreements with more of our existing customers, as well as diversify our customer base by entering into long-term agreements with new customers. The customers we currently have long-term agreements with include ProMOS, DenMOS, Himax, Novatek and Oki. In addition, we have entered into an assembly and testing services agreement with Spansion, pursuant to which we agreed to install equipment and reserve capacity for wafer sorting services for Spansion and Spansion undertakes to compensate us for failure to sufficiently utilize equipment installed and qualified in accordance with the agreement. The initial term of the first statement of work is three years from the date of installation of the relevant equipment. We believe that these long-term agreements help to insulate us from volatility in our capacity utilization rates and help us develop close relationships with our customers. As of March 31, 2006, 34% of our total current capacity was reserved under these long-term agreements.

Recent Developments

The unaudited consolidated statement of income data and the unaudited consolidated balance sheet data presented below have been prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP, and a reconciliation has been made to generally accepted accounting principles in the United States, or US GAAP.

The unaudited consolidated statement of income data and the unaudited consolidated balance sheet data as of and for the three months ended March 31, 2006 in accordance with US GAAP presented below are different from those included in our Form 6-K furnished to the SEC on May 3, 2006, because the unaudited consolidated financial data includes the effects of a change in the fair value of the conversion feature of our 1.75% convertible notes due 2009, or convertible notes, which is accounted for as an embedded derivative, and which increased by NT$364 million in the three months ended March 31, 2006. See Notes 27r and 28j to our audited consolidated financial statements included in our Form 20-F for the year ended December 31, 2005 incorporated by reference herein. Under ROC GAAP, there is no requirement to account for the fair value of the conversion feature embedded in any convertible securities issued prior to January 1, 2006, including our convertible notes.

Results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

	ROC GAAP (unaudited)				US GAAP (unaudited)
	Three months ended March 31,				Three months ended March 31, 2006
	2006		2005
	NT$	US$	NT$	US$	NT$	US$
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Net revenue	4,367.1	134.7	3,339.5	103.0	4,367.1	134.7
Cost of revenue	2,993.0	92.3	2,662.5	82.1	2,997.2	92.4

Gross profit	1,374.1	42.4	677.0	20.9	1,369.9	42.3

Operating expenses:
Research and development	59.3	1.8	67.3	2.1	59.3	1.8
Sales and marketing	25.3	0.8	21.7	0.7	25.3	0.8
General and administrative	178.5	5.5	155.6	4.8	196.8	6.1

Total operating expenses	263.1	8.1	244.6	7.6	281.4	8.7

Income from operations	1,111.0	34.3	432.4	13.3	1,088.5	33.6

Non-operating income (expenses), net	(17.2)	(0.5)	(71.6)	(2.2)	(374.7)	(11.6)

Income before income tax and minority interests	1,093.8	33.8	360.8	11.1	713.8	22.0
Income tax expense	(129.5)	(4.0)	(24.4)	(0.7)	(127.1)	(3.9)

Income before minority interests	964.3	29.8	336.4	10.4	586.7	18.1
Cumulative effect of changes in accounting principles	3.3	0.1	—	—	—	—
Minority interests	(366.0)	(11.3)	(162.9)	(5.0)	(370.6)	(11.4)

Net income	601.6	18.6	173.5	5.4	216.1	6.7

Earnings per share—basic	8.86	0.27	2.58	0.08	3.18	0.10

Shares outstanding (in thousands)—basic	67,924	67,924	67,363	67,363	67,924	67,924

	ROC GAAP			US GAAP
	(unaudited)		(audited)	(unaudited)		(audited)
	As of March 31, 2006		As of December 31, 2005	As of March 31, 2006		As of December 31, 2005
	NT$	US$	NT$	NT$	US$	NT$
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	3,871.4	119.4	4,607.0	3,871.4	119.4	4,607.0
Total current assets	9,712.1	299.6	10,046.9	9,712.5	299.6	10,050.2
Property, plant and equipment, net	22,235.9	685.9	20,420.1	22,147.4	683.1	20,340.9
Total assets	33,166.9	1,023.0	31,758.0	33,066.8	1,020.0	31,653.6
Current liabilities	9,068.4	279.7	7,857.5	9,640.2	297.4	8,049.3
Long term liabilities	3,706.2	114.3	4,433.9	3,706.2	114.3	4,433.9
Stockholders’ equity	11,921.7	367.7	11,213.8	11,414.8	352.1	11,084.7

Corporate Information

We are a holding company incorporated in August 2000 under the Companies Act 1981 of Bermuda. We provide most of our services in Taiwan through our majority-owned subsidiary ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, and its subsidiaries and investees. We also provide services in Mainland China through ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, which is one of our controlled consolidated subsidiaries.

Our principal executive offices are located at 11F, No. 3, Lane 91, Dongmei Rd, Hsinchu, Taiwan, Republic of China and our telephone number is (886-3) 571-6088. Our website is http://www.chipmos.com.tw. The information on our website does not constitute part of this document.

The Offering

Selling shareholder	Mosel Vitelic Inc., through its wholly-owned subsidiary Giant Haven Investments Limited. See “Selling Shareholder”.

Common shares offered by the selling shareholder	6,956,522

Public offering price	US$6.00 per common share

Common shares to be outstanding after this offering	68,072,524

Over-allotment option

The selling shareholder has granted to Deutsche Bank Securities Inc. an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 1,043,478 additional common shares at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

Use of proceeds	We will not receive any proceeds from the sale of our common shares by the selling shareholder.

Trading market	The only trading market for the common shares is the Nasdaq National Market.

Nasdaq National Market symbol	IMOS

The number of our common shares to be outstanding after this offering is based upon 68,072,524 shares outstanding as of March 31, 2006. This number does not include:

•	5,654,881 common shares subject to outstanding options with a weighted average exercise price of approximately $3.39 per share;

•	612,883 common shares reserved for future issuance under our stock option plans; and

•	13,423,726 common shares issuable upon conversion of our 1.75% convertible notes due 2009.

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the over-allotment option by Deutsche Bank Securities Inc.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below before you decide to buy our common shares. In particular, as we are a non-U.S. company, there are risks associated with investing in our common shares that are not typical with investments in shares of U.S. companies. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer, in which case, the trading price of our common shares could decline, and you could lose all or part of your investment.

Risk Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our net revenue and earnings may fluctuate significantly, which in turn could cause the market price of our common shares to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels from our customers and in service fee rates may result in volatility in our net revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may even simplify or forego final testing of certain types of semiconductors, such as dynamic random access memory, or DRAM, further intensifying our difficulties. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns, which have adversely affected our results of operations. For example, the semiconductor industry experienced a downturn beginning in the fourth quarter of 2000 until late 2002. As a result of the downturn, our net revenue and net income for 2001 decreased 36% and 219% from 2000 levels, respectively. Although the semiconductor industry has recovered from the downturn since late 2002, we cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations.

Any deterioration in the market for end-user applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our net revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, consumer electronic products, display applications and communications equipment. A significant decrease in demand for products in these markets could put pricing pressure on our testing and assembly services and negatively affect our net revenue and earnings. The decrease in market demand for personal computers and communications equipment that began in the fourth quarter of 2000 adversely affected our results of operations in 2000, 2001 and 2002. While the market demand for personal computers and communications equipment has recovered since the beginning of 2003, a significant decrease in demand could again negatively affect our net revenue and earnings.

A decline in average selling prices for our services could result in a decrease in our earnings.

Historically, prices for our testing and assembly services in relation to any given semiconductor tend to decline over the course of its product and technology life cycle. The average selling prices for our testing and assembly services for synchronous dynamic random access memory, or SDRAM, and liquid crystal display, or LCD, and other flat-panel display driver semiconductors decreased in 2005, compared to the average selling prices for these services in 2004 and we cannot assure you that there will be no further reduction in average selling prices for these services in the future. See also “—A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.” If we cannot reduce the cost of our testing and assembly services, or introduce higher-margin testing and assembly services for new package types, to offset the decrease in average selling prices for our services, our earnings could decrease.

A reversal or slowdown in the outsourcing trend for semiconductor testing and assembly services could reduce our profitability.

In recent years, integrated device manufacturers, or IDMs, have increasingly outsourced stages of the semiconductor production process, including testing and assembly, to independent companies like us to shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so-called “fabless” semiconductor companies that focus exclusively on design and marketing and outsource their manufacturing, testing and assembly requirements to independent companies. Our net revenue indirectly generated from these IDMs and fabless companies generally constitutes a substantial portion of our net revenue. We cannot assure you that these companies will continue to outsource their testing and assembly requirements to independent companies like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services, which in turn could reduce our profitability.

Risks Relating to Our Business

If we are unable to compete effectively in the highly competitive semiconductor testing and assembly markets, we may lose customers and our income may decline.

The semiconductor testing and assembly markets are very competitive. We face competition from a number of IDMs with in-house testing and assembly capabilities and other independent semiconductor testing and assembly companies. Our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to reduce prices quickly and sharply in the past to maintain capacity utilization in their facilities during periods of reduced demand. In addition, an increasing number of our competitors conduct their operations in lower cost centers in Asia such as Mainland China, Thailand, Vietnam and the Philippines. Any renewed or continued erosion in the prices or demand for our testing and assembly services as a result of increased competition could adversely affect our profits.

We are highly dependent on the market for memory products. A downturn in the market for these products could significantly reduce our net revenue and net income.

A significant percentage of our net revenue is derived from testing and assembling memory semiconductors. Our net revenue derived from the testing and assembly of memory semiconductors accounted for 62%, 71% and 73% of our net revenue in 2003, 2004 and 2005, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM. For example, the weighted average selling price for DRAM decreased by approximately 76% in 2005. We cannot assure you that there will not be additional reductions in DRAM prices in the future. Any failure of the demand for DRAM to increase or any further decrease in the demand for memory products may decrease demand for our services and significantly reduce our net revenue and net income.

A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

We began offering testing and assembly services for LCD and other flat-panel display driver semiconductors in the second quarter of 2000. Our testing and assembly services for LCD and other flat-panel display driver semiconductors generated net revenue NT$1,683 million, NT$2,750 million and NT$3,098 million (US$96 million) in 2003, 2004 and 2005, respectively. We spent NT$1,255 million, NT$1,380 million and NT$1,803 million (US$56 million) in 2003, 2004 and 2005, respectively, on equipment for tape carrier package, or TCP, chip-on-film, or COF, and chip-on-glass, or COG, technologies, which are used in testing and assembly services for LCD and other flat-panel display driver semiconductors. Most of these equipments may not be used for technologies other than TCP, COF or COG. Although the market demand for LCD and other flat-panel display driver semiconductor testing and assembly services in 2005 increased compared to the market demand in 2004, any future decrease in demand for our LCD and other flat-panel display driver semiconductor testing and assembly services would significantly impair our capacity utilization rates and may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other flat-panel display driver semiconductors, thereby negatively affecting our profitability. See also “—Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.”

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. We had approximately NT$5,687 million (US$175 million) and NT$4,434 million (US$137 million) in short- and long-term indebtedness, respectively, outstanding as of December 31, 2005, including NT$2,769 million (US$84 million) of convertible notes due 2009, which bear interest at an annual rate of 1.75%. As of March 31, 2006, the notes are convertible into our common shares at a conversion price of US$6.28, which was adjusted from the initial conversion price of US$7.85 pursuant to the terms of the convertible notes. The holders of the convertible notes have the right to cause ChipMOS Bermuda to repurchase the notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount thereof plus any accrued but unpaid interest up to, but excluding, the date of repurchase.

Our significant indebtedness poses risks to our business, including the risks that:

•	we could use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us;

•	our level of indebtedness may make us more vulnerable to economic or industry downturns; and

•	our debt service obligations increase our vulnerabilities to competitive pressures, because many of our competitors may be less leveraged than we are.

The indenture governing the convertible notes we issued in November 2004 does not limit our ability to incur additional indebtedness in the future. As we incur additional indebtedness, the risks that we face could intensify. Our ability to make required payments on the convertible notes and to satisfy any other debt obligations will depend on our future operating performance and our ability to obtain additional debt or equity financing on commercially reasonable terms.

Our results of operations may fluctuate significantly and may cause the market price of our common shares to be volatile.

Our results of operations have varied significantly from period to period and may continue to vary in the future. Among the more important factors affecting our quarterly and annual results of operations are the following:

•	our ability to accurately predict customer demand, as we must commit significant capital expenditures in anticipation of future orders;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices for our testing and assembly services, due to our high percentage of fixed costs;

•	changes in prices for our testing and assembly services;

•	volume of orders relative to our testing and assembly capacity;

•	capital expenditures and production uncertainties relating to the roll-out of new testing or assembly services;

•	our ability to obtain adequate testing and assembly equipment on a timely basis;

•	changes in costs and availability of raw materials, equipment and labor;

•	changes in our product mix; and

•	earthquakes, drought and other natural disasters, as well as industrial accidents.

Because of the factors listed above, our future results of operations or growth rates may be below the expectations of research analysts and investors. If so, the market price of our shares, and the market value of your investment, may fall.

We depend on key customers for a substantial portion of our net revenue and a loss of, or deterioration of the business from, any one of these customers could result in decreased net revenue and materially adversely affect our results of operations.

We depend on a small group of customers for a substantial portion of our business. In 2005, our five largest customers accounted for 63% of our net revenue. Our two largest customers, ProMOS Technologies Inc. or ProMOS, and Powerchip Semiconductor Corp, or Powerchip, accounted for 28% and 15%, respectively, of our net revenue in 2005. ProMOS is an affiliate of Mosel, which, as of March 31, 2006, indirectly owned approximately 38.4% of our outstanding common shares. In addition, in November 2005, we entered into an assembly and testing services agreement with Spansion LLC, or Spansion. We currently anticipate that Spansion may become one of our five largest customers and account for a significant portion of our net revenue in 2006.

We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our net revenue and adversely affect our business and profitability. Since new customers usually require us to pass a lengthy and rigorous qualification process, if we lose any of our key customers, we may not be able to replace them in a timely manner. Also, semiconductor companies generally rely on service providers with whom they have established relationships to meet their testing and assembly needs for existing and future applications. If any of our key customers reduces, delays or cancels its orders, and if we are unable to attract new key customers or use our excess capacity to service our remaining customers, our net revenue could be reduced and our business and results of operations may be materially adversely affected.

Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.

Our operations are characterized by a high proportion of fixed costs. For memory and mixed-signal semiconductor testing services, our fixed costs represented 53%, 58% and 69% of our total cost of revenue in 2003, 2004 and 2005, respectively. For memory and mixed-signal semiconductor assembly services, our fixed costs represented 28%, 22% and 25% of our total cost of revenue in 2003, 2004 and 2005, respectively. For LCD and other flat-panel display driver semiconductor testing and assembly services, our fixed costs represented 50%, 48% and 50% of our total cost of revenue in 2003, 2004 and 2005, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and assembly equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, in November 2005, we entered into an assembly and testing services agreement with Spansion, which we currently anticipate will require us to incur additional capital expenditures of approximately US$110 million in 2006 to purchase equipment based on a rolling forecast currently provided by Spansion. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to this agreement, our gross margins may be materially and adversely affected.

The testing and assembly process is complex and our production yields and customer relationships may suffer as a result of defects or malfunctions in our testing and assembly equipment and the introduction of new packages.

Semiconductor testing and assembly are complex processes that require significant technological and process expertise. Semiconductor testing involves sophisticated testing equipment and computer software. We develop computer software to test our customers’ semiconductors. We also develop conversion software programs that enable us to test semiconductors on different types of testers. Similar to most software programs, these software programs are complex and may contain programming errors or “bugs”. In addition, the testing process is subject to human error by our employees who operate our testing equipment and related software. Any significant defect in our testing or conversion software, malfunction in our testing equipment or human error could reduce our production yields and damage our customer relationships.

The assembly process involves a number of steps, each of which must be completed with precision. Defective packages primarily result from:

•	contaminants in the manufacturing environment;

•	human error;

•	equipment malfunction;

•	defective raw materials; or

•	defective plating services.

These and other factors have, from time to time, contributed to lower production yields. They may do so in the future, particularly as we expand our capacity or change our processing steps. In addition, to be competitive, we must continue to expand our offering of packages. Our production yields on new packages typically are significantly lower than our production yields on our more established packages. Our failure to maintain high standards or acceptable production yields, if significant and prolonged, could result in a loss of customers, increased costs of production, delays, substantial amounts of returned goods and related claims by customers. Further, to the extent our customers have set target production yields, we may be required to compensate our customers in a pre-agreed manner. Any of these problems could materially adversely affect our business reputation and result in reduced net revenue and profitability.

Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, we may not be able to maintain or increase our current growth rate and our profits will suffer.

Our capital requirements are difficult to plan as our industry is highly cyclical and rapidly changing. To remain competitive, we will need capital to fund the expansion of our facilities as well as to fund our equipment purchases and research and development activities. We believe that our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our working capital and capital expenditure requirements under our existing arrangements through the end of June 2007, except for our commitments to invest in ChipMOS Shanghai, a wholly-owned subsidiary of our controlled consolidated subsidiary, Modern Mind, and our potential obligation to repurchase the convertible notes on November 3, 2006. See “—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations”,“—If Modern Mind fails to invest an additional US$137.5 million into ChipMOS Shanghai by December 6, 2007, ChipMOS Shanghai’s business license may become automatically void and ChipMOS Shanghai may have to be liquidated, which could hurt our growth prospects and potential future profitability” and “—If we fail to obtain sufficient capital to purchase equipment meeting the forecasted capacity requirement under our agreement with Spansion, we will be in breach of the agreement.” In addition, future capacity expansions or market or other developments may require additional funding. Our ability to obtain external financing in the future depends on a number of factors, many of which are beyond our control. They include:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor testing and assembly companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and potential future profitability will suffer.

If Modern Mind fails to invest an additional US$137.5 million into ChipMOS Shanghai by December 6, 2007, ChipMOS Shanghai’s business license may become automatically void and ChipMOS Shanghai may have to be liquidated, which could hurt our growth prospects and potential future profitability.

Under applicable regulations of the People’s Republic of China, or PRC, and the terms of the business license of ChipMOS Shanghai, a wholly-owned subsidiary of our controlled consolidated subsidiary, Modern Mind, the business license of ChipMOS Shanghai may automatically become void and ChipMOS Shanghai may have to be liquidated if Modern Mind fails to invest an additional US$137.5 million by December 6, 2007, unless an additional extension has been obtained from the relevant PRC regulatory authorities. We may not have sufficient financial resources to meet ChipMOS Shanghai’s investment commitments without obtaining additional financing. Even if we have the financial resources available, we may decide not to fund the investment if it would cause Mosel to violate applicable ROC laws and regulations. See “—Risks Relating to Countries in Which We Conduct Operations—The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel as a result of any violation of ROC laws may cause Mosel to decrease its ownership in us significantly or cause Mosel to take other actions that may not be in the best interest of our other shareholders.”

We understand that the relevant PRC regulatory authority is not legally obligated to, but in practice may, grant Modern Mind a grace period if it submits in advance an application for extending the deadlines for making the remaining investments in ChipMOS Shanghai. In March 2005, Modern Mind was granted an extension of the investment deadline from December 6, 2005 to December 6, 2007 by the relevant PRC regulatory authority. If we are unable to obtain the funding in a timely manner or on acceptable terms or if we are unwilling to provide funding to ChipMOS Shanghai through Modern Mind, ChipMOS Shanghai may lose its business license and may have to be liquidated and our growth prospects and potential future profitability may suffer.

Disputes over intellectual property rights could be costly, deprive us of technologies necessary for us to stay competitive, render us unable to provide some of our services and reduce our opportunities to generate revenue.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technologies and to secure, on commercially acceptable terms, critical technologies that we do not own. We cannot assure you that we will be able to independently develop, or secure from any third party, the technologies required for our testing and assembly services. Our failure to successfully obtain these technologies may seriously harm our competitive position and render us unable to provide some of our services.

Our ability to compete successfully also depends on our ability to operate without infringing upon the proprietary rights of others. The semiconductor testing and assembly industry is characterized by frequent litigation regarding patent and other intellectual property rights. We may incur legal liabilities if we infringe upon the intellectual property or other proprietary rights of others. The situation is exacerbated by our inability to ascertain what patent applications have been filed in the United States or elsewhere until they are granted. If any third party succeeds in its intellectual property infringement claims against us or our customers, we could be required to:

•	discontinue using the disputed process technologies, which would prevent us from offering some of our testing and assembly services;

•	pay substantial monetary damages;

•	develop non-infringing technologies, which may not be feasible; or

•	acquire licenses to the infringed technologies, which may not be available on commercially reasonable terms, if at all.

Any one of these developments could impose substantial financial and administrative burdens on us and hinder our business. We are, from time to time, involved in litigation in respect of intellectual property rights. Any litigation, whether as plaintiff or defendant, is costly and diverts our resources. If we fail to obtain necessary licenses on commercially reasonable terms or if litigation relating to patent infringement or other intellectual property matters occurs, our costs could be substantially increased to impact our margins and such litigation could prevent us from testing and assembling particular products or using particular technologies, which could reduce our opportunities to generate revenue. For more information on litigation in respect of intellectual property rights, see “Business—Legal Proceedings.”

If we are unable to obtain raw materials and other necessary inputs from our suppliers in a timely and cost-effective manner, our production schedules would be delayed and we may lose customers and growth opportunities and become less profitable.

Our operations require us to obtain sufficient quantities of raw materials at acceptable prices in a timely and cost-effective manner. We source most of our raw materials, including critical materials like leadframes, organic substrates, epoxy, gold wire and molding compound for assembly, and tapes for TCP/COF, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any of our suppliers. From time to time, suppliers have extended lead times, increased the price or limited the supply of required materials to us because of market shortages. Consequently, we may, from time to time, experience difficulty in obtaining sufficient quantities of raw materials on a timely basis. In addition, from time to time, we may reject materials that do not meet our specifications, resulting in declines in output or yield. Although we typically maintain at least two suppliers for each key raw material, we cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies of an acceptable quality in the future. It usually takes from three to six months to switch from one supplier to another, depending on the complexity of the raw material. If we are unable to obtain raw materials and other necessary inputs in a timely and cost-effective manner, we may need to delay our production and delivery schedules, which may result in the loss of business and growth opportunities and could reduce our profitability.

If we are unable to obtain additional testing and assembly equipment or facilities in a timely manner and at a reasonable cost, we may be unable to fulfill our customers’ orders and may become less competitive and less profitable.

The semiconductor testing and assembly business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and assembly equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain equipment from a limited number of suppliers in a timely and cost-effective manner. We have no binding supply agreements with any of our suppliers and we acquire our testing and assembly equipment on a purchase order basis, which exposes us to changing market conditions and other significant risks. Semiconductor testing and assembly also requires us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations as well as our growth prospects. In addition, we have committed to purchase wafer sorting testers and probers as requested by Spansion under the assembly and testing services agreement with Spansion, and any shortage of wafer sorting testers and probers may affect our ability to perform our obligations under the agreement.

If we are unable to manage the expansion of our operations and resources effectively, our growth prospects may be limited and our future profitability may be reduced.

We expect to continue to expand our operations and increase the number of our employees. Rapid expansion puts a strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we will need to implement additional operational and financial controls and hire and train additional personnel. We cannot assure you that we will be able to do so effectively in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

Bermuda law may be less protective of shareholder rights than laws of the United States or other jurisdictions.

Our corporate affairs are governed by our memorandum of association, our bye-laws and laws governing corporations incorporated in Bermuda. Shareholder suits such as class actions (as these terms are understood with respect to corporations incorporated in the United States) are generally not available in Bermuda. Therefore, our shareholders may be less able under Bermuda law than they would be under the laws of the United States or other jurisdictions to protect their interests in connection with actions by our management, members of our Board of Directors or our controlling shareholder.

It may be difficult to bring and enforce suits against us in the United States.

We are incorporated in Bermuda and a majority of our directors and most of our officers are not residents of the United States. A substantial portion of our assets is located outside the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us or our directors and officers within the United States. Because most of our assets are located outside the United States, it may be difficult for our shareholders to enforce in the United States judgments of United States courts. Appleby Spurling Hunter, our Bermuda counsel, has advised us that there is some uncertainty as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon United States federal securities laws.

Investor confidence and the market prices of our shares may be adversely impacted if we or our independent public registered accounting firm is unable to conclude our internal control over our financial reporting is effective as of December 31, 2006 as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the SEC’s reporting obligations, and will be required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F, that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent public registered accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. In October 2004, we engaged Diwan, Ernst & Young, or Ernst & Young, to advise us on the internal control over financial reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006. Our management may not conclude that our internal controls are effective. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares.

Any environmental claims or failure to comply with any present or future environmental regulations, or any new environmental regulations, may require us to spend additional funds, may impose significant liability on us for present, past or future actions, and may dramatically increase the cost of providing our services to our customers.

We are subject to various laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our assembly and gold bumping processes. Although we have not suffered material environmental claims in the past, a failure or a claim that we have failed to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations or negative publicity. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure on our part to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities that may materially reduce our earnings.

Fluctuations in exchange rates could result in foreign exchange losses.

Currently, most of our net revenue is denominated in NT dollars. Our cost of revenue and operating expenses, on the other hand, are incurred in several currencies, including NT dollars, Japanese yen, US dollars and Renminbi, or RMB. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and assembly equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder in US dollars. We also have debt denominated in NT dollars, Japanese yen, US dollars and RMB. Fluctuations in exchange rates, primarily among the US dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins in NT dollar terms. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar terms. Despite selective hedging and other techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

We may not be successful in our acquisitions of and investments in other companies and businesses, and may therefore be unable to implement fully our business strategy.

As part of our growth strategy, from time to time, we make acquisitions and investments in companies or businesses. For example, on November 21, 2005, we merged CHANTEK ELECTRONIC CO., LTD., or Chantek, into ChipMOS Taiwan, and on December 1, 2005, we merged ChipMOS Logic TECHNOLOGIES INC., or ChipMOS Logic, into ThaiLin. In 2004, we acquired certain testing and assembly equipment from First International Computer Testing and Assembly, or FICTA, as well as a 67.8% stake in First Semiconductor Technology Inc., which interest we transferred to First Semiconductor Technology Inc. in April 2005. The success of our acquisitions and investments depends on a number of factors, including:

•	our ability to identify suitable opportunities for investment or acquisition;

•	our ability to reach an acquisition or investment agreement on terms that are satisfactory to us or at all;

•	the extent to which we are able to exercise control over the acquired company;

•	the economic, business or other strategic objectives and goals of the acquired company compared to those of our company; and

•	our ability to successfully integrate the acquired company or business with our company.

If we are unsuccessful in our acquisitions and investments, we may not be able to implement fully our business strategy to maintain or grow our business.

Potential conflicts of interest with Siliconware Precision could interfere with our ability to conduct the operations of ChipMOS Taiwan and could result in the loss of our customers to Siliconware Precision.

As of March 31, 2006, Siliconware Precision owned 28.8% of the outstanding equity securities of ChipMOS Taiwan. Siliconware Precision provides testing and assembly services for logic and mixed-signal semiconductors. Under the terms of the joint venture agreement between Mosel and Siliconware Precision regarding the operation of ChipMOS Taiwan, Siliconware Precision is entitled to nominate two of the seven board members of ChipMOS Taiwan. As of March 31, 2006, Siliconware Precision has one representative on ChipMOS Taiwan’s board of directors. As a result, conflicts of interest between this director’s duty to Siliconware Precision and to us may arise. We cannot assure you that when such conflicts of interest arise, this director will act completely in our interests or that conflicts of interest will be resolved in our favor. These conflicts may result in the loss by us of existing or potential customers to Siliconware Precision.

We depend on key personnel, and our revenue could decrease and our costs could increase if we lose their services.

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD and other flat-panel display driver semiconductor testing and assembly services, and the competition for such employees in Taiwan and Mainland China is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced net revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2006, 11% of the workforce at our facilities in Taiwan are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced net revenue and earnings.

The ongoing criminal investigation involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.

Mr. Shih-Jye Cheng, our chairman and chief executive officer, was indicted by the Taipei District Prosecutor’s Office in December 2005. Based upon information released by the Taipei District Prosecutor’s Office, the indictment alleges that Mr. Shih-Jye Cheng, as instructed by Mr. Hung-Chiu Hu, purchased repurchase notes on January 6, January 13, and January 28, 2004, respectively, from Founder Associates Limited, a British Virgin Islands company, with an aggregate principal amount of approximately US$25 million, by using corporate funds from ChipMOS Taiwan and ThaiLin. The indictment further alleges that the purchase of these repurchase notes constituted a misuse of the corporate funds of Mosel and its affiliated entities, including ChipMOS Taiwan and ThaiLin, in violation of ROC law. In addition, the indictment alleged that Mr. Hung-Chiu Hu and others were engaged in the insider trading of the securities of Mosel in violation of ROC law, while none of the current officers at ChipMOS Taiwan or ThaiLin was indicated in this regard.

On January 5, 2006, our board established a special committee comprised of Messrs.Yeong-Her Wang, Rong Hsu and Pierre Laflamme, three of our independent directors, to evaluate the circumstances surrounding the indictment by the Taipei District Prosecutor’s Office of Mr. Shih-Jye Cheng. The special committee has engaged Preston Gates & Ellis LLP as its independent international legal counsel and Baker & McKenzie as its independent ROC legal counsel, and Diwan, Ernst & Young as its accounting advisor to assist in its evaluation and provide recommendations as appropriate.

The legal counsels and accounting advisor to the special committee are currently in the process of finalizing an internal investigation and we are not in a position to estimate when the investigation will conclude, what recommendations the special committee will make and which of those recommendations will be adopted by our board of directors. If as a result of the outcome of the internal investigation by the special committee, or otherwise our board of directors decides that it is in our best interests that Mr. Shih-Jye Cheng no longer serves in all or some of his current capacities with us or our subsidiaries or if Mr. Shih-Jye Cheng resigns as a result of a final adverse judgment rendered against him by the court or otherwise, we would lose some or all of the services of Mr. Shih-Jye Cheng. Mr. Shih-Jye Cheng is very important to our current on-going business operations and our relationships with the customers and financing sources, and our loss of his services could materially and adversely affect our business, reputation and prospects and therefore cause our stock price to decline.

If we are required to make significant capital expenditures pursuant to our recent agreement with Spansion and we are unable to maintain, or be compensated in lieu of, a high capacity utilization rate for the equipment purchased, our business, financial condition and results of operations may be adversely affected.

In November 2005, we entered into an assembly and testing services agreement with Spansion. Under the agreement, ChipMOS Taiwan and Spansion will enter into one or more statements of work, pursuant to which ChipMOS Taiwan will install equipment in its facilities and reserve capacity for assembly and testing services for Spansion. Under the first statement of work, ChipMOS Taiwan has committed to purchase and install wafer sorting testers and probers for Spansion and Spansion has undertaken to compensate us for failure to sufficiently utilize wafer sorting testers and probers installed and qualified in accordance with the agreement. We currently anticipate, based on forecasts provided by Spansion, to incur additional capital expenditures of approximately US$110 million in 2006 to purchase wafer sorting testers and probers. If Spansion fails to purchase our services to ensure a high capacity utilization rate of the equipment or to provide the minimum agreed compensation, our results of operations may be adversely affected. Furthermore, our gross margins may be adversely affected during the implementation of any statement of work due to the incurrence of up front capital expenditures for the equipment before generating any significant revenue for services provided to Spansion.

If we fail to obtain sufficient capital to purchase equipment meeting the forecasted capacity requirement under our agreement with Spansion, we will be in breach of the agreement.

Our current cash and cash equivalents, cash flow from operations and available credit facilities, based on the current rolling capacity forecasts provided by Spansion, is sufficient for us to purchase wafer sorting testers and probers as required under our agreement with Spansion through the end of 2006. In January 2006, we obtained a syndicated loan facility in the amount of NT$6 billion (US$185 million) from banks in Taiwan to fund part of the purchases required under our agreement with Spansion. However, any failure to obtain sufficient funding to meet Spansion’s future requirements under the agreement will cause us to be in breach of the agreement. If such breach constitutes a material breach, Spansion may terminate the agreement, including any applicable purchase order or statement of work, if such breach has not been cured within a certain period of time, and we may also be liable to Spansion for additional costs and expenses incurred by Spansion in procuring substitute services.

Risks Relating to Our Relationship with Mosel

Mosel exercises significant control over our company and could cause us to take actions that may not be, or refrain from taking actions that may be, in our best interest or the best interest of our other shareholders.

Mosel indirectly owned approximately 38.4% of our common shares as of March 31, 2006 and, after this offering, will own 28.2% of our common shares, or 26.7% if Deutsche Bank Securities Inc. exercises its over-allotment option in full. As our largest shareholder, Mosel exercises significant control over all matters submitted to our shareholders for approval and other corporate actions, such as:

•	election of directors;

•	timing and manner of dividend distributions;

•	approval of contracts between us and Mosel or its affiliates, which could involve conflicts of interest; and

•	open market purchase programs or other purchases of our common shares.

Mosel’s substantial interests in our company could also:

•	delay, defer or prevent a change in who controls us;

•	discourage bids for our shares at a premium over the market price; and

•	adversely affect the market price of our common shares.

Moreover, because Mosel has the power to direct or influence our corporate actions, we may be required to engage in transactions that may not be agreeable to our other shareholders or that may not be in the best interest of our other shareholders.

In April 2003, ChipMOS Taiwan purchased from third-party bondholders NT$570 million worth of index bonds due in 2003 of Mosel. If we acquire debt or other securities of Mosel in the future, there can be no assurance that we will be able to resell such securities or otherwise recoup any or all of our money used to acquire them.

ChipMOS Taiwan entered into certain transactions that, if determined to have constituted impermissible financings or purchases of assets or equity of Mosel under ROC law, could result in the resignations of members of our management. As a result, our business operations could be disrupted and the market price of our shares could decline.

ROC law limits the ability of a company incorporated in Taiwan to purchase any equity interest in companies, directly or indirectly, holding more than 50% of its issued and outstanding voting securities or registered capital or to provide loans or other financing to any company. During 2002, ChipMOS Taiwan engaged in certain transactions as described in more detail in our Form 20-F for the year ended December 31, 2005 incorporated herein by reference under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Certain Transactions in 2002.” In addition, ChipMOS Taiwan purchased NT$242 million worth of Mosel shares in 2002. ChipMOS Taiwan disposed of NT$84 million of Mosel shares, in 2005. The market value of the remaining Mosel shares as of March 31, 2006 was approximately NT$17 million. See Notes 4 and 20 to our consolidated financial statements included in our Form 20-F for the year ended December 31, 2005 for details of the allowances for loss we have made in 2003, 2004 and 2005 incorporated herein by reference against this and other short-term investments. Lee and Li, our ROC special counsel, has advised us that these transactions do not violate relevant ROC law provisions prohibiting a subsidiary from buying or taking collateral in shares of companies holding, directly or indirectly, more than 50% of its issued and outstanding voting securities or registered capital because Mosel’s indirect interest (calculated as the product of (a) Mosel’s percentage interest in ChipMOS Bermuda and (b) ChipMOS Bermuda’s percentage interest in ChipMOS Taiwan) in ChipMOS Taiwan was less than 50% and ChipMOS Bermuda is incorporated outside of Taiwan. However, we understand that there is no applicable judicial precedent and there is some doubt as to how a court would rule if presented with the situation.

If it were to be determined that any of the transactions described above constituted an impermissible financing or purchase of assets of Mosel by ChipMOS Taiwan or an impermissible purchase of Mosel’s equity by ChipMOS Taiwan, then ChipMOS Taiwan’s then chairman and any responsible officers would be jointly and severally liable to ChipMOS Taiwan for any losses suffered by ChipMOS Taiwan and may also be severally liable criminally for any breach of fiduciary duties that resulted in losses and damages suffered by ChipMOS Taiwan. Moreover, certain of these transactions may not have been in full compliance with ChipMOS Taiwan’s then applicable internal procedures due to the failure to have received an appropriate valuation opinion prior to entering into such purchases. The failure to comply fully with ChipMOS Taiwan’s then applicable internal procedures could constitute evidence of a failure by the then chairman of ChipMOS Taiwan and responsible officers to comply fully with their fiduciary duties, which could result in them being held criminally liable for any breach of fiduciary duties that resulted in losses and damages to ChipMOS Taiwan. If members of our current management were held to have breached their fiduciary duties or become criminally liable for the transactions described above, they may become obliged, whether under law or otherwise, to resign from their respective positions at ChipMOS Bermuda and our affiliates. Any loss of the services of these persons could disrupt our business, damage our reputation, and cause the market price of our shares to decline.

The ongoing criminal investigations and trial involving Mr. Hung-Chiu Hu, Mr. Robert Ma Kam Fook and Mr. Jwo-Yi Miao, our former directors, could have a material adverse effect on our business and cause our stock price to decline.

Mr. Hung-Chiu Hu and Mr. Jwo-Yi Miao are currently on criminal trial in the Taipei District Court, and Mr. Robert Ma Kam Fook is under criminal investigation by the Taipei Prosecutor’s Office, in connection with alleged embezzlement during the 1990s at Pacific Electric Wire & Cable Co., Ltd., or Pacific Electric, a company incorporated in Taiwan and, until April 28, 2004, listed on the Taiwan Stock Exchange. Mr. Hu and Mr. Miao have been indicted for offenses including breach of trust and violation of the Taiwan Commercial Accounting Law and the Taiwan Securities and Exchange Law. Mr. Robert Ma Kam Fook is under investigation in connection with alleged money laundering activities related to the alleged offenses of Mr. Hu. We understand that the investigations were initiated after certain directors of Pacific Electric filed a complaint in February 2004 with the Taipei Prosecutor’s Office against Mr. Hu alleging that he embezzled certain corporate funds and misappropriated certain assets while he was an executive vice president and a director of Pacific Electric. Pacific Electric and its directors have also filed similar lawsuits against certain former chairmen, directors and officers of Pacific Electric.

On December 21, 2004, our board established a special investigation committee comprised of Messrs. Pierre Laflamme and Yeong-Her Wang, two of our independent directors. Concurrent with the establishment of the special investigation committee, our board requested the resignations of Mr. Hu and Mr. Miao, who subsequently resigned from our board on June 2, 2005 and June 8, 2005, respectively. Our board also accepted the resignation of Mr. Robert Ma Kam Fook on December 18, 2004. The special investigation committee engaged Ernst & Young as its forensic accounting advisor and Baker & McKenzie as its legal advisor to review transactions that were similar in nature to the transactions that allegedly implicated Messrs. Hu, Miao and Ma at Pacific Electric as well as significant related party transactions between ChipMOS Bermuda, including its subsidiaries and affiliates, and Messrs. Hu, Miao and Ma and any companies or entities affiliated with any of them. The special investigation committee also engaged Hong Kong counsel.

On June 23, 2005, the special investigation committee presented its final report to our Board of Directors. The special investigation committee concluded that the review conducted by Ernst & Young and Baker & McKenzie did not reveal previously unknown information regarding losses suffered by ChipMOS Bermuda, other than a potential liability relating to a credit facility entered into with Trident (Asia) Investments Limited (“Trident”) and HSH Nordbank AG, Hong Kong Branch (“Nordbank”). The special investigation committee noted that total losses from transactions reviewed by it in the amount of NT$454 million (US$14 million), relating to impairment losses and realized losses of certain investments, were reflected in our 2002, 2003 and 2004 financial statements, and a potential decline in the value of our investment in respect of Ultima Technology Corp. (BVI). In 2005, we recognized an impairment loss of NT$188 million (US$6 million) as a result of the decline in the value of our investment in Ultima Technology Corp. (BVI). See Notes 4, 7 and 20 to our audited consolidated financial statements contained in our Form 20-F for the year ended December 31, 2005 incorporated herein by reference. For information regarding the credit facility, see “—ChipMOS Bermuda and ChipMOS Hong Kong may be held liable for outstanding loan balances drawn down by Trident as joint borrowers under a credit facility entered into with Nordbank.” The special investigation committee did not make any factual findings as to the business purpose of the transactions reviewed or as to persons at the Company responsible for such transactions. On August 26, 2005, our board dissolved the special investigation committee.

Any adverse publicity from the investigation, trial or conviction of Messrs. Hu, Miao or Ma could have a material adverse effect on our business or cause our stock price to decline.

ChipMOS Bermuda and ChipMOS Hong Kong may be held liable for outstanding loan balances drawn down by Trident as joint borrowers under a credit facility entered into with Nordbank.

In January 2003, ChipMOS Bermuda, ChipMOS TECHNOLOGIES (H.K.) Limited (formerly referred to as ChipMOS Far East), or ChipMOS Hong Kong, and Trident entered into a HK$150 million credit facility with Nordbank. ChipMOS Hong Kong borrowed funds under the facility in 2003 and repaid them in 2004, and ChipMOS Bermuda has never borrowed under this facility. According to information provided by Trident, the outstanding loan balance under the credit facility was approximately US$2.3 million as of March 31, 2006. On November 18, 2004, ChipMOS Bermuda and ChipMOS Hong Kong sent letters to Nordbank seeking to terminate the credit facility. By letter dated March 21, 2005, Nordbank confirmed receipt of the letters. Nonetheless, as a joint-borrower under the credit facility, there may be a risk that we may be found liable for any unpaid balances of Trident due under the credit facility. In April 2006, ChipMOS Bermuda and ChipMOS Hong Kong received an Amended Writ of Summons and Statement of Claim from Pacific Electric, alleging that certain properties held in trust for Pacific Electric were improperly used to secure the Nordbank credit facility without Pacific Electric’s consent, and that Nordbank’s security interests in such properties are therefore null and void or otherwise unenforceable.

Potential conflicts of interest with our major shareholder and its affiliates may cause us to turn down orders from other customers.

As of March 31, 2006, Mosel indirectly held a 38.4% interest in us through its subsidiaries Giant Haven Investments Limited and Mou-Fu Investment Ltd. After this offering, Mosel will own approximately 28.2% of our common shares, or 26.7% if Deutsche Bank Securities Inc. exercises its over-allotment option in full. Its affiliate, ProMOS, in which Mosel held a 17.3% interest as of March 31, 2006, designs and manufactures DRAM.

Mosel, with its significant ownership interest in us, has the ability to influence our major business decisions, including the allocation of testing and assembly service capacities and the development of our testing and assembly technologies. Mosel’s involvement in the semiconductor business may lead to conflicts of interest in providing testing and assembly services to our other customers. Such a situation could damage our relationship with our other customers and could encourage them to divert their business with us to our competitors. In addition, one of our directors also acts as a director of Mosel. As a result, conflicts of interest between this director’s duty to Mosel and us may arise. For an example of such a conflict of interest, see “—Risks Relating to Countries in Which We Conduct Operations—The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel as a result of any violation of ROC laws may cause Mosel to decrease its ownership in us significantly or cause Mosel to take other actions that may not be in the best interest of our other shareholders.” We cannot give any assurances that when conflicts of interest arise, Mosel’s director on our board will act in our interests, or that conflicts of interest will be resolved in our favor. These conflicts may result in the loss of existing or potential customers.

Any decision by Mosel to pledge or sell its interests in us could result in a change of control in our company and could cause our stock price to decline.

In order to raise funds, Mosel may decide to pledge or sell our common shares to obtain additional capital. Any pledge or sale of our common shares by Mosel could result in a change of control in our company and could affect the market price of our common shares or any securities convertible for, or exchangeable into, our common shares, including our outstanding convertible notes. In addition to the common shares being offered by Mosel in this prospectus supplement, Mosel may be able to sell, in any three-month period, such number of common shares up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the Nasdaq National Market during the four calendar weeks prior to any such sales pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act.

Potential defaults by Mosel under the terms of the joint venture agreement between Mosel and Siliconware Precision regarding the operation of ChipMOS Taiwan could harm our relationship with Mosel or require us to dilute our shareholding in ChipMOS Taiwan.

Under the terms of the joint venture agreement between Mosel and Siliconware Precision regarding the operation of ChipMOS Taiwan, Mosel has agreed to cooperate with Siliconware Precision to ensure that the shares of ChipMOS Taiwan are listed on the Taiwan Stock Exchange, the GreTai Securities Market or any other stock exchange. Mosel has also agreed to maintain at least a 28.8% equity interest in ChipMOS Taiwan for five years after such listing. We currently have no plans to list ChipMOS Taiwan, and Mosel currently has no direct equity interest in ChipMOS Taiwan. There can be no assurance that Siliconware Precision may not in the future seek to enforce against Mosel its obligations under the joint venture agreement. Remedies for breaches by Mosel of, or non-compliance by Mosel with, the terms of the joint venture agreement may include damages, the right of Siliconware Precision to purchase from Mosel additional shares of ChipMOS Taiwan or the right of Siliconware Precision to sell to Mosel its shares of ChipMOS Taiwan. Any litigation or any payments that Mosel will be required to make could strain Mosel’s resources or adversely affect its financial condition, which could in turn adversely affect our relationship with Mosel. Any transfer of ChipMOS Taiwan shares could affect Mosel’s ownership interests in, and its exercise of significant control over, ChipMOS Taiwan or us. As a result of any breach by Mosel of the joint venture agreement, Siliconware Precision’s right to purchase ChipMOS Taiwan shares from Mosel would be limited to the number of ChipMOS Taiwan shares then owned by Mosel, and Siliconware Precision would be entitled to require Mosel to purchase all of the ChipMOS Taiwan shares then owned by Siliconware Precision. There can be no assurance that resolution of any disputes between Siliconware Precision and Mosel in this regard will not have an adverse effect on our business or financial condition.

Risks Relating to Countries in Which We Conduct Operations

The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel as a result of any violation of ROC laws may cause Mosel to decrease its ownership in us significantly or cause Mosel to take other actions that may not be in the best interest of our other shareholders.

ROC laws and regulations generally prohibit investment by ROC entities in Mainland China in most aspects of the semiconductor testing and assembly industry. Investment is defined for this purpose to mean:

•	establishing a new company or enterprise in Mainland China;

•	increasing one’s equity interest in an existing company or enterprise in Mainland China;

•	acquiring shares of an existing company or enterprise in Mainland China (other than shares of publicly traded companies, acquisition of which is prohibited under current policy of the Investment Commission of the ROC Ministry of Economic Affairs); or

•	establishing or expanding a branch office in Mainland China.

We provide our services in Mainland China through ChipMOS Shanghai, a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Modern Mind. Modern Mind is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Jesper Limited, a company incorporated under the laws of the British Virgin Islands. While we do not own any equity interest in Modern Mind, we control Modern Mind through our ownership of a demand note issued by Modern Mind, convertible into common shares with a controlling equity interest in Modern Mind at a conversion rate of one common share of Modern Mind for every US$1.00 if repayment is not made when due. Under accounting principles that are applicable to us, Modern Mind is our controlled consolidated subsidiary. In addition, we have obtained from Jesper Limited an irrevocable option to acquire the common shares of Modern Mind then owned by Jesper Limited. Payment under the demand notes is fully and unconditionally guaranteed by Jesper Limited and secured by a security interest in the entire equity interest in Modern Mind and ChipMOS Shanghai. We have also entered into other contractual arrangements with regard to ChipMOS Shanghai. For more information, see “Business—Our Structure and History—MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD.”

As the regulations described above are applicable only to entities organized within the ROC with respect to specified investments in Mainland China made by these entities, in the opinion of Lee and Li, our ROC special counsel, ChipMOS Bermuda’s indirect control over ChipMOS Shanghai through the ownership of demand notes issued by Modern Mind and the above contemplated contractual arrangements are in compliance with all existing ROC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of ROC laws and regulations, including the laws and regulations governing the enforcement and performance of our contractual arrangements. Accordingly, we cannot assure you that ROC regulatory authorities will not take a view contrary to the opinion of our ROC special counsel.

In addition, under current applicable ROC regulations, if a company incorporated in the ROC has directly or indirectly invested in a company incorporated outside of the ROC and has controlling power over the management and operations of that non-ROC company, an investment by the non-ROC company in the PRC will constitute an investment by the ROC shareholder that is subject to ROC laws and regulations. As a result, for the purposes of these regulations, any investment (within the meaning of the ROC laws regulating investments in Mainland China) by ChipMOS Bermuda in ChipMOS Shanghai may be deemed to be an investment in Mainland China by Mosel, if Mosel is determined to have controlling power over our management and operations. While the regulations do not define what constitutes “controlling power over management and operations,” we understand from our ROC special counsel, Lee and Li, that, due to Mosel’s equity interest in us and representative on our Board of Directors, any conversion of the convertible notes or demand notes into shares of Modern Mind or other acquisition of shares of Modern Mind or ChipMOS Shanghai by ChipMOS Bermuda may be deemed an investment in Mainland China by Mosel and require approval by the Investment Commission of the ROC Ministry of Economic Affairs, or the Investment Commission, and be subject to the prohibitions described in the first paragraph of this risk factor. As a result, so long as Mosel is deemed to have controlling power over ChipMOS Bermuda’s management and operations, ChipMOS Bermuda may have to choose not to convert its convertible notes or demand notes into common shares of Modern Mind in order to avoid any violations by Mosel under these regulations. As a result, any significant ownership of our common shares by Mosel could materially and adversely restrict our ability and flexibility in structuring our investment in Mainland China and thereby affect our business prospects.

If Mosel were determined to be in violation of the applicable ROC laws and regulations governing investments in Mainland China, Mosel may be ordered by the Investment Commission to cease such investment activities in Mainland China within a specified period of time and may be subject to a fine of between NT$50 thousand and NT$25 million. Mosel could comply with the order of the Investment Commission either by causing us to terminate our investment activities in Mainland China or by taking actions that will cause Mosel to cease having controlling power over our management and operations. If Mosel does not comply with the order of the Investment Commission, the ROC government can impose on the chairman of Mosel up to two years’ imprisonment, a fine of up to NT$25 million, or both. We cannot provide any assurance that any actions taken by Mosel to address any orders by the Investment Commission will be in the best interest of our other shareholders. See “—Risks Relating to Our Relationship with Mosel—Potential conflicts of interest with our major shareholder and its affiliates may cause us to turn down orders from other customers.” Any termination or disposal of ChipMOS Shanghai’s operations in Mainland China could have a material adverse effect on our financial condition, results of operations or prospects, as well as the market price of our common shares.

ROC laws and regulations prohibit certain technology cooperation between ROC persons or entities with PRC persons or entities, and our current technology transfer arrangements between ChipMOS Bermuda and ChipMOS Shanghai may be found to be in violation of such prohibition, which may result in the termination of such technology transfer arrangements and therefore have a material adverse effect on the operations of ChipMOS Shanghai and our financial condition and results of operations.

ROC laws and regulations prohibit any transfer of semiconductor testing and assembly technologies to any person or entity located in Mainland China, except for transfers involving certain low-end semiconductor testing and assembly technologies, such as conventional wire bond assembly technology, if certain requirements are met. The ROC Ministry of Economic Affairs has the ultimate administrative authority in interpreting such laws and regulations. Under a technology transfer agreement, dated August 1, 2002, ChipMOS Bermuda licensed to ChipMOS Shanghai testing and assembly-related technologies that ChipMOS Bermuda controlled at that time, which included technologies that ChipMOS Bermuda had licensed from ChipMOS Taiwan. ChipMOS Bermuda also provided technical support and consulting services under this agreement to ChipMOS Shanghai. On April 7, 2004, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned to ChipMOS Bermuda, including those previously licensed to ChipMOS Bermuda. ChipMOS Bermuda will continue to license such technologies to ChipMOS Shanghai pursuant to the above mentioned technology transfer agreement dated August 1, 2002.

In the opinion of Lee and Li, our ROC special counsel, our technology transfer arrangements after April 7, 2004 as described above are in compliance with all applicable ROC laws and regulations. However, substantial uncertainties regarding the interpretation and application of those laws and regulations exist. Accordingly, we cannot assure you that ROC regulatory authorities will not take a view contrary to the opinion of our ROC special counsel. If ChipMOS Taiwan were determined to be in violation of applicable ROC laws and regulations governing technology cooperation with PRC persons and entities, ChipMOS Taiwan may be ordered by the

Investment Commission to terminate such activity within a specified period of time and may be subject to a fine of between NT$50 thousand and NT$25 million. In addition, if ChipMOS Taiwan does not comply with the order of the Investment Commission, the ROC government can impose on the chairman of ChipMOS Taiwan up to two years’ imprisonment, a fine of up to NT$25 million, or both. Any termination of our current technology transfer to ChipMOS Shanghai could materially adversely affect our Mainland China operations and our financial condition, results of operations or prospects, as well as the market price of our common shares.

Our current ownership structure and contractual arrangements with Jesper Limited, Modern Mind and ChipMOS Shanghai may not be effective in providing operational control of our Mainland China operations.

We provide our services in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind. While we do not own any equity interest in Modern Mind, we have a controlling interest in Modern Mind through our ownership of a demand note issued by Modern Mind. In 2004, we restructured our control of ChipMOS Shanghai and the way we provide our services in Mainland China through contractual arrangements with Jesper Limited, Modern Mind, and ChipMOS Shanghai. See “—The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel as a result of any violation of ROC laws may cause Mosel to decrease its ownership in us significantly or cause Mosel to take other actions that may not be in the best interest of our other shareholders” for further details on these contractual arrangements. These contractual arrangements, however, may not be as effective in providing control over our Mainland China operations as would direct ownership in ChipMOS Shanghai.

Our ability to direct the operations we conduct through our subsidiaries and affiliated companies that we do not fully own may be limited by legal duties owed to other shareholders of such companies.

We conduct almost all of our operations through companies that we do not fully own. For example, almost all of our current consolidated operations are conducted through ChipMOS Taiwan, our 70.4% subsidiary, as of March 31, 2006, and ChipMOS Shanghai, in which we exercise control without holding any direct or indirect equity interest. We also conduct other activities through our affiliated entities. In accordance with the various laws of the relevant jurisdictions in which our subsidiaries and affiliates are organized, each of our subsidiaries and affiliates and their respective directors owe various duties to their respective shareholders. As a result, the actions we wish our subsidiaries or affiliates to take could be in conflict with their or their directors’ legal duties owed to their other shareholders. When those conflicts arise, our ability to cause our subsidiaries or affiliates to take the action that we desire may be limited.

Any future outbreak of avian influenza, severe acute respiratory syndrome or other new or unusual diseases may materially affect our operations and business.

An outbreak of a contagious disease such as avian influenza or severe acute respiratory syndrome, for which there is inadequate treatment or no known cure or vaccine, may potentially result in a quarantine of infected employees and related persons, and adversely affect our operations at one or more of our facilities or the operations of our customers or suppliers. We cannot predict at this time the impact any future outbreak could have on our business and results of operations.

Strained relations between the Republic of China and the People’s Republic of China could negatively affect our business and the market price of our shares.

Our principal executive offices and most of our testing and assembly facilities are located in Taiwan. The ROC has a unique international political status. The PRC government regards Taiwan as a renegade province and does not recognize the legitimacy of the ROC. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. In March 2005, the PRC government enacted an “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “one China” policy. In February 2006, Taiwan President Chen Shui-bian announced the termination of the operation of the National Unification Council and the Guidelines for National Unification that set the unification with the PRC as the only and ultimate goal of Taiwan. Such an announcement may strain Taiwan and PRC relations. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese or Taiwan related companies, including our own. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares.

We are vulnerable to disasters and other events disruptive to our business and operations.

We currently provide most of our testing services through our facilities in the Hsinchu Industrial Park and the Hsinchu Science Park in Taiwan and all of our assembly services through our facility in the Southern Taiwan Science Park in Taiwan. Significant damage or other impediments to these facilities as a result of natural disasters, industrial strikes or industrial accidents could significantly increase our operating costs.

Taiwan is particularly susceptible to earthquakes and typhoons. For example, in late 1999, Taiwan suffered severe earthquakes that caused significant property damage and loss of life, particularly in the central part of Taiwan. These earthquakes damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We experienced NT$1 million in damages to our machinery and equipment, NT$6 million in damages to our facilities, NT$1 million in damages to our inventory and five days of delay in our production schedule as a result of these earthquakes.

In addition, the production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our testing and assembly services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, natural disaster or other disruptive event in Taiwan could severely disrupt the normal operation of business and have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Holding Company Structure

Our ability to receive dividends and other payments from our subsidiaries may be restricted by commercial, statutory and legal restrictions, and thereby materially adversely affect our ability to grow, fund investments, make acquisitions, pay dividends, repay or repurchase outstanding indebtedness and otherwise fund and conduct our business.

We are a holding company, and our most significant asset is our ownership interest in ChipMOS Taiwan. Although we control ChipMOS Shanghai through Modern Mind, we do not hold any equity interest in these entities due to ROC regulatory restrictions on investments in Mainland China. As long as we do not hold any equity interest in these entities, we are not entitled to any dividends distributed by these entities and our contractual arrangements may not effectively prevent these entities from declaring any dividends to their shareholders. Dividends we receive from our subsidiaries, if any, will be subject to taxation.

The ability of our subsidiaries to pay dividends, repay intercompany loans from us or make other distributions to us is restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by our subsidiaries, as well as statutory and other legal restrictions. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries located in Taiwan to distribute dividends to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiaries to distribute dividends to us will not be restricted in the future. A Taiwan company is generally not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years’ losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

In addition, PRC law requires that our PRC-incorporated subsidiary only distributes dividends out of its net income, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, it is also required to set aside at least 10% of its after-tax net income each year into its reserve fund until the accumulated legal reserve amounts to 50% of its registered capital. PRC-incorporated companies are further required to maintain a bonus and welfare fund at percentages determined at their sole discretion. The reserve fund and the bonus and welfare fund are not distributable as dividends. Any limitation on dividend payments by our subsidiaries could materially adversely affect our ability to grow, fund investments, make acquisitions, pay dividends, repay or repurchase outstanding indebtedness, including the repurchase of our convertible notes, and otherwise fund and conduct our business.

Our ability to make further investments in ChipMOS Taiwan may be dependent on regulatory approvals. If ChipMOS Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially adversely affected.

As ChipMOS Taiwan is not a listed company, it generally depends on us to meet its equity financing requirements. Any capital contribution by us to ChipMOS Taiwan may require the approval of the relevant ROC authorities. For example, any capital contribution by us to ChipMOS Taiwan will require the approval of the authorities of the Science Park Administration. We may not be able to obtain any such approval in the future in a timely manner, or at all. If ChipMOS Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially adversely affected.

Risks Relating to Our Common Shares

Volatility in the price of our common shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.

The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the price of our common shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

Certain provisions in our bye-laws make the acquisition of us by another company more difficult and therefore may delay, defer or prevent a change of control.

Our bye-laws provide that our board of directors is divided into three classes of directors, each class to be re-elected only once every three years. As a result, shareholders would not generally be able to replace a majority of the directors until after two annual general meetings. In addition, any extraordinary corporate transaction such as a merger, amalgamation or consolidation, or a sale or transfer of all or substantially all of our assets, cannot be done without the approval of shareholders representing 70% of all votes present at a general meeting called to consider such extraordinary transaction. These provisions may increase the difficulty faced by a party which seeks to acquire control of our board or to approve an extraordinary transaction.

Future sales or issuance of common shares by us or our current shareholders could depress our share price and you may suffer dilution.

Sales of substantial amounts of shares in the public market, or the perception that future sales may occur, could depress the prevailing market price of our shares. As of March 31, 2006, we had approximately 68 million shares outstanding, approximately 36 million shares of which were freely tradeable within the United States without restriction or further registration under the Securities Act. In July 2004, we issued 7,000,000 common shares pursuant to a registration statement filed on May 21, 2004. In November 2004, we issued US$85 million of convertible notes in a private offering outside of the United States, in December 2004, we repurchased and cancelled US$699 thousand of those convertible notes and in November 2005, we adjusted the conversion price of our convertible notes from US$7.85 to US$6.28 pursuant to the terms of the convertible notes. On December 9, 2005, we filed a shelf registration statement, pursuant to which we may offer up to approximately US$194 million of additional common shares or debt securities which may be convertible into common shares. In addition to the common shares being offered by Mosel in this prospectus supplement, Mosel may be able to sell, in any three-month period, such number of common shares up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the Nasdaq National Market during the four calendar weeks prior to any such sales pursuant to Rule 144 under the Securities Act. We plan to issue, from time to time, additional shares in connection with employee compensation and to finance possible future capital expenditures, investments or acquisitions. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares to decrease.

In addition, the indictment relating to Mr. Hung-Chiu Hu alleges that embezzled funds were used in investments by PacMOS Technologies Holdings Limited, which, as of March 31, 2006, owned 5.5% of our outstanding common shares. As a result, PacMOS may be ordered by relevant authorities to dispose of its investments made with any embezzled funds, which may result in a sale of our shares by PacMOS. A sale of a significant number of our shares by PacMOS or our other current shareholders could depress our share price.

Conversion of the notes will dilute the ownership interest of existing shareholders and future issuances of our securities could dilute your ownership.

In November 2004, we issued US$85 million (NT$2,756 million) of convertible notes due 2009, which bear interest at an annual rate of 1.75%. As of November 3, 2005, the notes are convertible into our common shares at a conversion price of US$6.28, which was adjusted from the initial conversion price of US$7.85 pursuant to the terms of the convertible notes. The conversion of some or all of the convertible notes will dilute the ownership interest of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common shares. As of March 31, 2006, no conversion of the convertible notes had taken place.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our common shares by the selling shareholder.

CAPITALIZATION

The following table sets out our consolidated cash and cash equivalents, short-term debt and capitalization as of March 31, 2006. Our capitalization is presented:

•	on an actual basis; and

•	on an as adjusted basis to reflect the following events that occurred subsequent to March 31, 2006:

•	the drawdown of short-term debt in an amount of approximately NT$1,700 million;

•	the repayment of short-term debt in an amount of approximately NT$2,700 million;

•	the drawdown of long-term debt in an amount of approximately NT$1,300 million;

•	the reclassification of current liabilities to long-term debt (due to extension of maturity date) in an amount of approximately NT$500 million; and

•	the issuance of 160,955 common shares in April 2006 pursuant to the exercise of employee share options (assuming no issuance of common shares resulting from the exercise of employee share options subsequent to April 30, 2006).

This table should be read in conjunction with our audited consolidated financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in each case included in our Form 20-F for the year ended December 31, 2005 and incorporated herein by reference, as well as our unaudited consolidated financial data as of and for the three months ended March 31, 2006 included elsewhere in this prospectus supplement. All of our long-term liabilities consist of either secured or unguaranteed and unsecured long-term debt.

	As of March 31, 2006 (unaudited)
	Actual		As adjusted for subsequent events
	NT$	US$	NT$	US$
	(in millions)
Cash and cash equivalents	3,871.4	119.4	4,171.4	128.7

Short-term debt (including current portion of long-term debt)	6,837.5	210.9	5,337.5	164.6

Long-term debt (excluding current portion of long-term debt)
Secured long-term debt	3,291.0	101.5	4,391.0	135.5
Unguaranteed and unsecured long-term debt	415.2	12.8	1,115.2	34.4

Total long-term debt	3,706.2	114.3	5,506.2	169.9
Shareholders’ equity
(US$0.01 par value per common share, 68,072,524 shares issued as of March 31, 2006)	22.3	0.7	22.4	0.7
Capital surplus	9,046.0	279.0	9,063.1	279.6
Option warrants	97.4	3.0	91.9	2.8
Deferred compensation	(14.1)	(0.4)	(12.8)	(0.4)
Retained earnings (accumulated deficits)	2,802.4	86.4	2,802.4	86.4
Cumulative translation adjustments	(31.1)	(1.0)	(31.1)	(1.0)
Unrealized loss on financial instruments	(1.2)	—	(1.2)	—

Total shareholders’ equity	11,921.7	367.7	11,934.7	368.1

Total capitalization	15,627.9	482.0	17,440.9	538.0

SELLING SHAREHOLDER

The following table sets forth certain information, as of March 31, 2006, with respect to the beneficial ownership of our common shares of Mosel Vitelic Inc. and its subsidiaries. We have been advised by Mosel Vitelic Inc. that it will cause its wholly-owned subsidiary Giant Haven Investments Limited to sell the common shares offered by this prospectus supplement. All information contained in the table below is based upon the information provided to us by Mosel Vitelic Inc., and we have not independently verified this information.

	Before this offering (as of March 31, 2006)		After this offering (assuming the underwriter does not exercise the option to purchase additional common shares)		After this offering (assuming the underwriter fully exercises the option to purchase additional common shares)
Name of selling shareholder	Number of common shares	Percentage of total outstanding common shares	Number of common shares	Percentage of total outstanding common shares	Number of common shares	Percentage of total outstanding common shares
Mosel Vitelic Inc.	26,159,531(1)(2)	38.4%	19,203,009	28.2%	18,159,531	26.7%

(1)	Mosel owns 25,927,840 common shares indirectly through its 100% owned subsidiary, Giant Haven Investments Limited, and 231,691 common shares indirectly through Mou-Fu Investment Ltd., which is a 99.9% owned subsidiary of Mosel.
(2)	Excludes common shares owned by PacMOS Technologies Holdings Limited, or PacMOS, that may be beneficially owned by Mosel.

BUSINESS

Introduction

We believe that we are one of the leading independent providers of semiconductor testing and assembly services. Specifically, we believe that we are the largest independent provider of testing and assembly services for LCD and other flat-panel display driver semiconductors globally and a leading provider of testing and assembly services for advanced memory products in Taiwan. The depth of our engineering expertise and the breadth of our testing and assembly technologies enable us to provide our customers with advanced and comprehensive solutions. In addition, our geographic presence in Taiwan and Mainland China is attractive to customers wishing to take advantage of the logistical and cost efficiencies stemming from our close proximity to foundries and producers of consumer electronic products in Taiwan and Mainland China. Our production facilities are located in Hsinchu and Tainan, Taiwan and Shanghai, Mainland China.

Industry background

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers, for which semiconductors are critical components. Highly cyclical, the worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn at the end of 2000 that was followed by a modest recovery in late 2002. Since then, the industry has continued to expand and is expected to continue its growth over the next few years, driven by overall global GDP growth, increased information technology spending, and demand for new and improved electronic products and applications, along with further improvements in the cost, performance, speed and size of semiconductors.

Selected Key Semiconductor Markets

Various sectors of the semiconductor industry are expected to benefit from the anticipated growth in demand for new and improved electronic products and applications. These sectors include the memory semiconductor market, the LCD and other flat-panel display driver semiconductor market and the mixed-signal semiconductor market.

Memory Semiconductor Market

The memory market is expected to grow as memory content in consumer electronics and PC applications increases due to increasing operating system requirements, increasing use of graphics in gaming and other applications, continued growth of broadband content and a transition to 64-bit PC architecture. The memory market is dominated by two segments—DRAM and flash memory. Growth in the DRAM market is expected to be driven by an increase in PC unit shipments, wireless handsets that use multi-chip packages and the introduction of new DRAM technology. The flash memory market is expected to continue to experience strong growth due to increasing memory requirements for cellular handsets, digital cameras and digital audio and video devices.

LCD and Other Flat-Panel Display Driver Semiconductor Market

Flat-panel displays are used in applications such as PC monitors, notebook computers, television sets, cellular handsets and digital cameras. Thin-film-transistor LCDs, or TFT-LCDs,

account for about three-fourths of the flat-panel display market. We currently expect the market for LCD and other flat-panel display driver semiconductors to grow significantly due to increasing demand for flat-panel displays.

Mixed-Signal Semiconductor Market

The communications market is one of the main drivers of growth in the semiconductor industry. Mixed-signal semiconductors, which are chips with analog functionality covering more than half of the chip area, are largely used in the communications market. The increasing use of digital technology in communications equipment requires chips with both digital and analog functionality for applications such as modems, network routers, switches, cable set-top boxes and cellular handsets. As the size and cost of cellular handsets and other communications-related devices have decreased, components have increased in complexity. Mixed-signal semiconductors, such as LCD controllers and DVD controllers, are also used in consumer electronic products.

Overview of the Semiconductor Manufacturing Process

The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process may be broadly divided into the following stages:

Process	Description
Circuit Design	The design of a semiconductor is developed by laying out circuit patterns and interconnections.

Wafer Fabrication	Wafer fabrication begins with the generation of a photomask, a photographic negative onto which a circuit design pattern is etched or transferred by an electron beam or laser beam writer. Each completed wafer contains many fabricated chips, each known as a die.

Wafer Probe	Each individual die is then electrically tested, or probed, for defects. Dies that fail this test are discarded, or, in some cases, salvaged using laser repair.

Process	Description
Assembly	The assembly of semiconductors serves to protect the die, facilitates its integration into electronic systems and enables the dissipation of heat. The process begins with the dicing of the wafers into chips. Each die is affixed to a leadframe-based or organic substrate-based package. Then, electrical connections are formed, in many cases by connecting the terminals on the die to the inner leads of the package using fine metal wires. Finally, each chip is encapsulated for protection, usually in a molded epoxy enclosure.

Final Test	Assembled semiconductors are tested to ensure that the device meets performance specifications. Testing takes place on specialized equipment using software customized for each application. For memory semiconductors, this process also includes “burn-in” testing to screen out defective devices by applying very high temperatures and voltages.

Outsourcing Trends in Semiconductor Manufacturing

Historically, integrated device manufacturers, or IDMs, designed, manufactured, tested and assembled semiconductors primarily at their own facilities. In recent years, there has been a trend in the industry to outsource stages in the manufacturing process to reduce the high fixed costs resulting from the increasingly complex manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. The independent semiconductor manufacturing services market currently consists of wafer fabrication and probing services and semiconductor testing and assembly services. Most of the world’s major IDMs now use some independent semiconductor manufacturing services to maintain a strategic mix of internal and external manufacturing capacity. We believe that many of these IDMs are significantly reducing their investments in new semiconductor testing and assembly facilities. The availability of technologically advanced independent semiconductor manufacturing services has also enabled the growth of “fabless” semiconductor companies that focus exclusively on semiconductor design and marketing and outsource their fabrication, testing and assembly requirements to independent companies.

We believe the outsourcing of semiconductor manufacturing services, and in particular of testing and assembly services, will increase for many reasons, including the following:

Significant Capital Expenditure Requirements.    Driven by increasingly sophisticated technological requirements, wafer fabrication, testing and assembly processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. In addition, product life cycles have been shortening, magnifying the need to continually upgrade or replace manufacturing, testing and assembly equipment to accommodate new products. As a result, new investments in in-house fabrication, testing and assembly facilities are becoming less desirable for IDMs because of the high investment costs, as well as difficulties in achieving sufficient economies of scale and utilization rates to be competitive with the independent service providers. Independent foundry, testing and assembly companies, on the other hand, are able to realize the benefits of specialization and achieve economies of scale by providing services to a large base of customers across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise.

Increasing Focus on Core Competencies.    As the costs of semiconductor manufacturing facilities increase, semiconductor companies are expected to further outsource their wafer fabrication, testing and assembly requirements to focus their resources on core competencies, such as semiconductor design and marketing.

Time-to-Market Pressure.    Increasingly short product life cycles have amplified time-to-market pressure for semiconductor companies, leading them to rely increasingly on independent companies as a key source for effective wafer fabrication, testing and assembly services.

Semiconductor Testing and Assembly Services Industry

Growth in the semiconductor testing and assembly services industry is driven by increased outsourcing of the various stages of the semiconductor manufacturing process by IDMs and fabless semiconductor companies.

The Semiconductor Industry and Conditions of Outsourcing in Taiwan and Mainland China

Taiwan is one of the world’s leading locations for outsourced semiconductor manufacturing. The semiconductor industry in Taiwan has developed such that the various stages of the semiconductor manufacturing process have been disaggregated, thus allowing for specialization. The disaggregation of the semiconductor manufacturing process in Taiwan permits these semiconductor manufacturing service providers to focus on particular parts of the production process, develop economies of scale, maintain higher capacity utilization rates and remain flexible in responding to customer needs. There are several leading service providers in Taiwan, each of which offers substantial capacity, high-quality manufacturing, leading semiconductor wafer fabrication, test, assembly and process technologies, and a full range of services. These service providers have access to an educated labor pool and a large number of engineers suitable for sophisticated manufacturing industries. As a result, many of the world’s leading semiconductor companies outsource some or all of their semiconductor manufacturing needs to Taiwan’s semiconductor manufacturing service providers and take advantage of the close proximity among facilities. In addition, companies located in Taiwan are very active in the design and manufacture of electronic systems, which has created significant local demand for semiconductor devices.

Mainland China has emerged as a similarly attractive location for outsourced semiconductor manufacturing. Mainland China is an attractive manufacturing location for electronic products because companies can take advantage of a well-educated yet low-cost labor force, cost savings due to tax benefits and a large domestic market. These factors have driven a rapid relocation of much of the electronics industry manufacturing and supply chain to Mainland China. An increasing number of global electronic systems manufacturers and contract manufacturers are relocating production facilities to Mainland China. We believe that these electronic product manufacturers and contract manufacturers will source an increasing portion of their demand for semiconductors from semiconductor suppliers located in Mainland China in order to reduce production cycle times, decrease costs, simplify supply chain logistics and meet local content requirements. In line with this trend, we have in recent years expanded our operations in Mainland China.

Overview of the Company

We provide a broad range of back-end testing services, including engineering testing, wafer probing and final testing of memory and mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing tape carrier package, or TCP, chip-on-film, or COF, and chip-on-glass, or COG, technologies. We also provide semiconductor turnkey services by purchasing fabricated wafers and then selling tested and assembled semiconductors, primarily memory products.

Semiconductors tested and assembled by us are used in personal computers, graphics applications, such as game consoles and personal digital assistants, or PDAs, communications equipment, such as cellular handsets, and consumer electronic products and display applications, such as flat-panel displays. In 2005, 43% of our net revenue was derived from testing services for memory and mixed-signal semiconductors, 37% from assembly services for memory and mixed-signal semiconductors, and 20% from LCD and other flat-panel display driver semiconductor testing and assembly services.

Our Structure and History

We are a holding company, incorporated in August 2000 under the Companies Act 1981 of Bermuda. We provide most of our services in Taiwan through our majority-owned subsidiary, ChipMOS Taiwan, and its subsidiaries and investees. We also provide services in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind, which is one of our controlled consolidated subsidiaries. As of March 31, 2006, Mosel indirectly owned approximately 38.4% of our common shares. After this offering, Mosel will own approximately 28.2% of our common shares, or 26.7% if Deutsche Bank Securities Inc. exercises its over-allotment option in full.

The following chart illustrates our corporate structure and our equity interest in each of our principal subsidiaries and affiliates as of March 31, 2006.(1)

(1)

Under ROC Financial Accounting Standards and the regulations of the Taiwan Securities and Futures Bureau, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50%. In 2003, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan Inc., or ChipMOS Japan, ChipMOS U.S.A., Inc., or ChipMOS USA, ChipMOS Hong Kong, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, and ThaiLin. From January 12 and 28, 2004 onwards, we also consolidated the financial results of Advanced Micro Chip Technology Co., Ltd. (which was liquidated in October 2004) and ChipMOS Logic (which was merged into ThaiLin in December 2005), respectively, and from April 1, 2004 onwards, we also consolidated the financial results of Chantek (which was merged into ChipMOS Taiwan in November 2005).

Starting from April 30, 2004, our financial results also included the financial results of WORLD-WIDE TEST Technology Inc., or WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.

(2)	As of March 31, 2006, 3,899,999 shares of ChipMOS Hong Kong (formerly ChipMOS Far East Limited) were issued to us and one share was issued to Shih-Jye Cheng, our chairman and chief executive officer, representing 100% of the then issued share capital of ChipMOS Hong Kong. Shih-Jye Cheng holds the one share issued to him as trustee for and on behalf of our company.
(3)	We control Modern Mind through our ownership of a convertible note issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind. We do not currently own any equity interest in Modern Mind. ChipMOS Shanghai is a wholly-owned subsidiary of Modern Mind.

Below is a description of our principal consolidated subsidiaries:

ChipMOS TECHNOLOGIES INC.    ChipMOS Taiwan was incorporated in Taiwan in July 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. Its operations consist of the testing and assembly of semiconductors as well as gold bumping and memory module manufacturing. ChipMOS Taiwan also provides testing and assembly services on a turnkey basis, which entails ChipMOS Taiwan purchasing fabricated wafers and then selling tested and assembled semiconductors. We acquired our interest in ChipMOS Taiwan by issuing our common shares to ChipMOS Taiwan’s shareholders in exchange for their 70.3% shareholding in ChipMOS Taiwan in January 2001. In October 2001, ChipMOS Taiwan issued 6,911,732 common shares as employee bonuses. In December 2002, we issued 531,175 common shares in exchange for 5,633,442 ChipMOS Taiwan common shares held by these employees.

On June 16, 2005, ChipMOS Taiwan and Chantek, a 68.0% subsidiary of ChipMOS Taiwan, agreed to merge in a stock-for-stock transaction. Under the merger agreement, as amended on September 2, 2005, shareholders of Chantek (other than ChipMOS Taiwan) were entitled to elect to receive cash or ChipMOS Taiwan shares in exchange for their Chantek shares at the ratio of 3.6 to 1. As a result, ChipMOS Taiwan paid NT$81 million in cash and issued 6 million shares to Chantek shareholders pursuant to the merger agreement. The transaction closed on November 21, 2005. As of March 31, 2006, we held 70.4% of the outstanding common shares of ChipMOS Taiwan and Siliconware Precision held 28.8%.

ChipMOS TECHNOLOGIES (H.K.) Limited.    ChipMOS Hong Kong (formerly ChipMOS Far East Limited) was incorporated in Hong Kong in November 2002. It is engaged in financial management and marketing and sales. Effective May 31, 2005, the name of ChipMOS Far East Limited was changed to ChipMOS TECHNOLOGIES (H.K.) Limited. As of March 31, 2006, we held 100% of the outstanding common shares of ChipMOS Hong Kong.

MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD.    Modern Mind was incorporated in the British Virgin Islands in January 2002. Modern Mind conducts its operations through ChipMOS Shanghai, a wholly-owned subsidiary incorporated in Mainland China in June 2002. ChipMOS Shanghai is engaged in wafer testing and semiconductor assembly and testing. We acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited on December 31, 2002. In 2003, we acquired from Jesper Limited a convertible note in the amount of US$37.5 million issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind at a conversion rate of one ordinary share of Modern Mind for every US$1.00 if the repayment is not made when due. In 2004, we restructured our control of ChipMOS Shanghai and our Mainland China operations. On July 29, 2004, we replaced the US$37.5 million convertible note previously issued by Modern Mind in its entirety with a US$62.8 million demand note issued by Modern

Mind, with the difference representing a US$25 million loan that we extended to Modern Mind from the net proceeds of our July 2004 offering of common shares. In addition, we extended a loan in the aggregate amount of US$50 million to Modern Mind from the net proceeds of our November 2004 convertible debt offering in exchange for demand notes issued by Modern Mind in the same aggregate amount. As of March 31, 2006, the aggregate amount of total loans we extended to Modern Mind was US$112.8 million. The demand notes are convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. Payment under the demand notes are fully and unconditionally guaranteed by Jesper Limited and secured by a security interest in the entire equity interest in Modern Mind and ChipMOS Shanghai. We have obtained from Jesper Limited an irrevocable option to acquire at any time the common shares of Modern Mind then owned by Jesper Limited.

In addition, on April 22, 2004, ChipMOS Hong Kong and ChipMOS Shanghai entered into an exclusive services agreement, pursuant to which ChipMOS Shanghai will provide its services exclusively to ChipMOS Hong Kong or customers designated by ChipMOS Hong Kong. Under the exclusive services agreement, ChipMOS Hong Kong will purchase and consign to ChipMOS Shanghai all of the equipment required to render those services. The exclusive services agreement has a term of ten years which is automatically renewable for an additional ten-year period unless either party provides written notice of intention to terminate at least 30 days prior to the expiration of such ten-year term. In addition, ChipMOS Hong Kong may terminate the exclusive services agreement at any time by giving 30 days’ prior written notice.

See “Risk Factors—Risks Relating to Countries in Which We Conduct Operations—The investments in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel as a result of any violation of ROC laws may cause Mosel to decrease its ownership in us significantly or cause Mosel to take other actions that may not be in the best interest of our other shareholders” and “Risk Factors—Risks Relating to Countries in Which We Conduct Operations—Our current ownership structure and contractual arrangements with Jesper Limited, Modern Mind and ChipMOS Shanghai may not be effective in providing operational control of our Mainland China operations” for risks associated with our investment in Mainland China and these contractual arrangements.

ThaiLin Semiconductor Corp.    ThaiLin was incorporated in Taiwan in May 1996, and is listed on the GreTai Securities Market in Taiwan. It is engaged in the provision of semiconductor testing services. ChipMOS Taiwan acquired a 41.8% interest in ThaiLin in December 2002. Under applicable accounting principles, ThaiLin was consolidated into our consolidated financial statements in 2003 because ChipMOS Taiwan was deemed to exert significant control over ThaiLin through common directors and management. In August 2004, ThaiLin completed a NT$1,000 million convertible bond offering, and ChipMOS Taiwan purchased bonds in an amount of NT$100 million in that offering to maintain its percentage ownership in ThaiLin. ChipMOS Taiwan converted these convertible bonds in March 2005.

On August 15, 2005, ThaiLin entered into a merger agreement with ChipMOS Logic, whereby ChipMOS Logic agreed to be merged into ThaiLin, with ThaiLin as surviving entity. Under the merger agreement, shareholders of ChipMOS Logic received one common share of ThaiLin in exchange for 2.8 common shares of ChipMOS Logic. The transaction closed on December 1, 2005.

As of March 31, 2006, ChipMOS Taiwan held a 34.6% interest in ThaiLin. Mr. S.J. Cheng, our chairman and chief executive officer and the director and chairman of ChipMOS Taiwan, is also a director and the chairman of ThaiLin. In addition, four of the seven directors of ThaiLin are appointed by ChipMOS Taiwan.

Advanced Micro Chip Technology Co., Ltd.    AMCT was incorporated in Taiwan in March 2000. It provided gold bumping services, which are used in connection with the assembly of LCD and other flat-panel display driver semiconductors. In February 2003, ChipMOS Taiwan acquired a 23.1% interest in AMCT and increased its ownership during 2003 to 30.8% as of December 31, 2003. ChipMOS Taiwan purchased additional interests in AMCT in January, February and March 2004. As a result, ChipMOS Taiwan held a 99.7% equity interest in AMCT as of April 30, 2004. ChipMOS Taiwan completed the integration of all of AMCT’s business operations into ChipMOS Taiwan in April 2004 and completed the liquidation of AMCT in October 2004.

CHANTEK ELECTRONIC CO., LTD.    Chantek was incorporated in Taiwan in May 1989 and was listed on the GreTai Securities Market in Taiwan until November 16, 2005. It provides semiconductor assembly services for low-density volatile and non-volatile memory semiconductors, consumer semiconductors and microcontroller semiconductors. ChipMOS Taiwan acquired its ownership interest in Chantek in September 2002.

PlusMOS was incorporated in Taiwan in March 2000 as a joint venture between ChipMOS Taiwan and Mosel for the manufacture, design and sale of DRAM modules. On April 1, 2004, PlusMOS was merged into Chantek in a stock-for-stock merger pursuant to which shareholders of PlusMOS received 1.1 common shares of Chantek in exchange for one common share of PlusMOS. The merger was approved by the shareholders of Chantek and PlusMOS in December 2003. Upon consummation of this merger, ChipMOS Taiwan directly held a 34.2% interest in Chantek, which is the surviving entity. As a result, ChipMOS Taiwan became the controlling shareholder of Chantek. Starting from April 1, 2004, we began consolidating Chantek into our consolidated financial results and increased our interest in Chantek to 68.0% on November 30, 2004.

On November 21, 2005, Chantek was merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving entity. For additional information regarding the merger agreement, see “—ChipMOS TECHNOLOGIES INC.” above.

ChipMOS Logic TECHNOLOGIES INC.    ChipMOS Logic was incorporated in Taiwan in January 2004, with ChipMOS Taiwan holding a 62.5% interest and ThaiLin holding a 37.5% interest. ChipMOS Logic is engaged in logic testing services. On April 30, 2004, WWT, a Taiwan-based company engaged in logic testing services, merged into ChipMOS Logic, with ChipMOS Logic as the surviving entity, in a stock-for-stock merger pursuant to which shareholders of WWT received one common share of ChipMOS Logic in exchange for 10 common shares of WWT. Upon consummation of the merger between WWT and ChipMOS Logic, ChipMOS Taiwan and ThaiLin owned approximately 52.9% and 24.6%, respectively, of ChipMOS Logic, with the original management team of WWT, two original shareholders of WWT, including one creditor bank, and the management team of ChipMOS Logic owning the remaining interest.

On December 1, 2005, ChipMOS Logic was merged into ThaiLin, with ThaiLin as the surviving entity. For additional information regarding the merger agreement, see “—ThaiLin Semiconductor Corp.” above.

First Semiconductor Technology, Inc.    First Semiconductor Technology, Inc. was incorporated in the United States of America in June 1998 and engages in IC logic testing services. ChipMOS Taiwan acquired a 67.8% ownership interest in First Semiconductor Technology, Inc. on November 1, 2004 in connection with the purchase of certain assets and equipment from First International Computer Testing and Assembly, and transferred this interest to First Semiconductor Technology, Inc. on April 29, 2005 pursuant to a share repurchase agreement.

Our Strategy

Our goal is to reinforce our position as a leading independent provider of semiconductor testing and assembly services, concentrating principally on memory, mixed-signal and LCD and other flat-panel display driver semiconductors. The principal components of our business strategy are set forth below.

Focus on Providing Our Services to the High-Growth Segments of the Semiconductor Industry.

We intend to continue our focus on developing and providing advanced testing and assembly services for high-growth segments of the semiconductor industry, such as memory, mixed-signal and LCD and other flat-panel display driver semiconductors. In 2005, our revenue from testing and assembly of semiconductors for these segments accounted for 100% of our net revenue. We believe that our investments in equipment and research and development in some of these areas allow us to offer a differentiated service from our competition. In order to continue to benefit from the expected growth in these segments, we intend to continue to invest in capacity to meet the testing and assembly requirements of these key semiconductor market segments.

Continue to Invest in the Research and Development of Advanced Testing and Assembly Technologies.

We believe that our ability to provide progressively more advanced testing and assembly services to customers is critical to our business. In addition, advanced semiconductor testing and assembly services typically generate higher margins due to the greater expertise required and the more sophisticated technologies used. We will continue to invest in the research and development of advanced testing and assembly technologies. For example, we are expanding our capabilities in fine-pitch BGA and the testing and assembly of COFs. We have also introduced fine-pitch COF based on our proprietary technology and COG testing and assembly services for LCD and other flat-panel display driver semiconductors.

In addition, we will continue to pursue the development of new testing and assembly technologies jointly with domestic and foreign research institutions and universities. We expect to focus our research and development efforts in the following areas:

•	developing new software conversion programs to increase the capabilities of our testers;

•	developing technologies for wafer-level burn-in and testing before assembly;

•	developing advanced assembly technologies for high speed memory devices;

•	developing fine-pitch bumping, chip probing and bonding technologies for LCD drivers;

•	improving manufacturing yields for new assembly technologies;

•	developing environmentally friendly assembly services that focus on eliminating the lead and halogen elements from the materials employed in the package and reducing the toxicity of gaseous chemical wastes; and

•	implementing of radio frequency identification (RFID) on wafer probing process.

In 2005, we spent approximately 2% of our net revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2006, our research and development team comprised 225 persons.

Build on Our Strong Presence in Taiwan and Expand Our Operations in Mainland China.

We intend to build on our strong presence in key centers of semiconductor and electronics manufacturing to further grow our business. Currently, most of our operations are in Taiwan, one of the world’s leading locations for outsourced semiconductor manufacturing. This presence provides us with several advantages. First, our proximity to other semiconductor companies is attractive to customers who wish to outsource various stages of the semiconductor manufacturing process. Second, our proximity to many of our suppliers, customers and the end-users of our customers’ products enables us to be involved in the early stages of the semiconductor design process, enhances our ability to quickly respond to our customers’ changing requirements and shortens our customers’ time-to-market. Third, we have access to an educated labor pool and a large number of engineers who are able to work closely with our customers and other providers of semiconductor manufacturing services.

As with our operations in Taiwan, we intend to similarly benefit from our operations in Mainland China through ChipMOS Shanghai. We intend to invest in and expand our operations in Mainland China, increasing our testing and assembly services for memory semiconductors. We also plan to expand our testing and assembly services in our Shanghai facility to include LCD and other flat-panel display driver semiconductors.

Expand Our Offering of Vertically Integrated Services.

We believe that one of our competitive strengths is our ability to provide vertically integrated services to our customers. Vertically integrated services consist of the integrated testing, assembly and direct shipment of semiconductors to end-users designated by our customers. Providing vertically integrated services enables us to shorten lead times for our customers. As time-to-market and cost increasingly become sources of competitive advantage for our customers, they increasingly value our ability to provide them with comprehensive back-end services. Through ChipMOS Taiwan, ThaiLin and ChipMOS Shanghai, we are able to offer vertically integrated services for a broad range of products, including memory, mixed-signal and LCD and other flat-panel display driver semiconductors. We believe that these affiliations, which offer complementary technologies, products and services as well as additional capacity, will continue to enhance our own development and expansion efforts into new and high-growth markets. We intend to establish new alliances with leading companies and, if suitable opportunities arise, engage in merger and acquisition activities that will further expand the services we can provide.

Focus on Increasing Sales through Long-Term Agreements with New and Existing Customers.

From time to time, we strategically agree to commit a portion of our testing and assembly capacity to certain of our customers. We intend to enter into long-term capacity agreements with more of our existing customers, as well as diversify our customer base by entering into long-term agreements with new customers. The customers we currently have long-term agreements with include ProMOS, DenMOS, Himax, Novatek and Oki. See “—Customers” below for a more detailed discussion of these long-term agreements. In addition, we have entered into an assembly and testing services agreement with Spansion, pursuant to which we agreed to install equipment and reserve capacity for wafer sorting services for Spansion and Spansion undertakes to compensate us for failure to sufficiently utilize equipment installed and qualified in accordance with the agreement. The initial term of the first statement of work is three years from the date of installation of the relevant equipment. We believe that these long-term agreements help to insulate us from volatility in our capacity utilization rates and help us develop close relationships with our customers. As of March 31, 2006, 34% of our total current capacity was reserved under these long-term agreements.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our net revenue.

	Year ended December 31,
	2003(1)	2004(2)	2005
Testing
Memory testing revenue	32.1%	36.5%	39.4%
Mixed-signal testing revenue	2.9	3.5	3.1
Total testing revenue	35.0	40.0	42.5
Assembly
Memory assembly revenue	29.9	34.1	33.9
Mixed-signal assembly revenue	0.3	4.4	3.2
Total assembly revenue	30.2	38.5	37.1
LCD and other flat-panel display driver semiconductor testing and assembly revenue	18.7	18.3	20.4
Semiconductor turnkey revenue(3)	16.1	3.2	—

Total net revenue	100.0%	100.0%	100.0%

(1)	Beginning as of December 1, 2003, we consolidated the financial results of ThaiLin.
(2)	Beginning as of January 12 and 28, 2004, and April 1, 2004, we consolidated the financial results of AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(3)	In 2003, includes trading revenue generated by ChipMOS Hong Kong.

Memory and Mixed-Signal Semiconductors

Testing

We provide testing services for memory and mixed-signal semiconductors:

Memory.    We provide testing services for a variety of memory semiconductors, such as SRAM, DRAM and flash memory. To speed up the time-consuming process of memory product testing, we provide multi-site testing, which can test up to 256 devices simultaneously. The memory semiconductors we test are used primarily in personal notebook computers and handheld consumer electronic devices and wireless communication devices.

Mixed-Signal.    We conduct tests on a wide variety of mixed-signal semiconductors, with lead counts ranging from the single digits to over 1024 and operating frequencies of up to 600 MHz. The semiconductors we test include those used for networking and wireless communications, data communications, graphics and disk controllers for home entertainment and personal computer applications. We also test a variety of application specific integrated circuits, or ASICs, for applications such as cellular handsets, digital still cameras and personal digital assistants.

The following is a description of our pre-assembly testing services:

Engineering Testing.    We provide engineering testing services, including software program development, electrical design validation, reliability and failure analyses.

•	Software Program Development. Design and test engineers develop a customized software program and related hardware to test semiconductors on advanced testing equipment. A customized software program is required to test the conformity of each particular semiconductor to its particular function and specification.

•	Electrical Design Validation. A prototype of the designed semiconductor is submitted to electrical tests using advanced test equipment, customized software programs and related hardware. These tests assess whether the prototype semiconductor complies with a variety of different operating specifications, including functionality, frequency, voltage, current, timing and temperature range.

•	Reliability Analysis. Reliability analysis is designed to assess the long-term reliability of the semiconductor and its suitability of use for its intended applications. Reliability testing may include operating-life evaluation, during which the semiconductor is subjected to high temperature and voltage tests.

•	Failure Analysis. If the prototype semiconductor does not perform to specifications during either the electrical validation or reliability analysis process, failure analysis is performed to determine the reasons for the failure. As part of this analysis, the prototype semiconductor may be subjected to a variety of tests, including electron beam probing and electrical testing.

Wafer Probing.    Wafer probing is the step immediately before the assembly of semiconductors and involves visual inspection and electrical testing of the processed wafer for defects to ensure that it meets our customers’ specifications. Wafer probing employs sophisticated design and manufacturing technologies to connect the terminals of each chip for testing. Defective chips are marked on the surface or memorized in an electronic file, known as a mapping file, to facilitate subsequent processing.

Laser Repairing.    In laser repairing of memory products, specific poly or metal fuses are blown after wafer probing to enable a spare row or column of a memory cell to replace a defective memory cell.

After assembly, we perform the following testing services:

Burn-In Testing.    This process screens out unreliable products using high temperature, high voltage and prolonged stress to ensure that finished products will survive a long period of end-user service. This process is used only for memory products.

Top Marking.    By using either a laser marker or an ink marker, we mark products according to our customers’ specifications, including the logo, product type, date code and lot number.

Final Testing.    Assembled semiconductors are tested to ensure that the devices meet performance specifications. Tests are conducted using specialized equipment with software customized for each application in different temperature conditions ranging from minus 45 degrees celsius to 85 degrees celsius. One of the tests includes speed testing to classify the parts into different speed grades.

Final Inspection and Packing.    Final inspection involves visual or auto-inspection of the devices to check for any bent leads, inaccurate markings or other construction defects. Packing involves dry packing, packing-in-tube and tape and reel. Dry pack involves heating semiconductors in a tray at 125 to 150 degrees celsius for about two hours to remove the moisture before the semiconductors are vacuum-sealed in an aluminum bag. Packing-in-tube involves packing the semiconductors in anti-static tubes for shipment. Tape and reel pack involves transferring semiconductors from a tray or tube onto an anti-static embossed tape and rolling the tape onto a reel for shipment to customers.

Assembly

Our assembly services generally involve the following steps:

Wafer Lapping	The wafers are ground to their required thickness.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for the die-attach process.

Die Attach	Each individual die is attached to the leadframe or substrate.

Wire Bonding	Using gold wires, the I/O pads on the die are connected to the package inner leads.

Molding	The die and wires are encapsulated to provide physical support and protection.

Marking	Each individual package is marked to provide product identification.

Dejunking and Trimming	Mold flash is removed from between the lead shoulders through dejunking, and the dambar is cut during the trimming process.

Electrical Plating	A solderable coating is added to the package leads to prevent oxidization and to keep solder wettability of the package leads.

Forming/Singulation	Forming involves the proper configuration of the device packages leads, and singulation separates the packages from each other.

We offer a broad range of package formats designed to provide our customers with a broad array of assembly services. The assembly services we offer customers are leadframe-based packages, which include thin small outline packages, and organic substrate-based packages, including fine-pitch BGA.

The differentiating characteristics of these packages include:

•	the size of the package;

•	the number of electrical connections which the package can support;

•	the electrical performance and requirements of the package; and

•	the heat dissipation requirements of the package.

As new applications for semiconductor devices require smaller components, the size of packages has also decreased. In leading-edge packages, the size of the package is reduced to just slightly larger than the size of the individual chip itself in a process known as chip scale packaging.

As semiconductor devices increase in complexity, the number of electrical connections required also increases. Leadframe-based products have electrical connections from the semiconductor device to the electronic product through leads on the perimeter of the package. Organic substrate-based products have solder balls on the bottom of the package, which create the electrical connections with the product and can support large numbers of electrical connections.

Leadframe-Based Packages.    These are generally considered the most widely used package category. Each package consists of a semiconductor chip encapsulated in a plastic molding compound with metal leads on the perimeter. This design has evolved from a design plugging the leads into holes on the circuit board to a design soldering the leads to the surface of the circuit board.

The following diagram presents the basic components of a standard leadframe-based package for memory semiconductors:

To satisfy the demand for miniaturization of portable electronic products, we are currently developing and will continue to develop increasingly smaller versions of leadframe-based packages to keep pace with continually shrinking semiconductor device sizes. Our advanced leadframe-based packages generally are thinner and smaller, have more leads and have advanced thermal and electrical characteristics when compared to traditional packages. As a result of our continual product development, we offer leadframe-based packages with a wide range of lead counts and sizes to satisfy our customers’ requirements.

The following table presents our principal leadframe-based packages, including the number of leads in each package, commonly known as lead-count, a description of each package and the end-user applications of each package.

Package	Lead-count	Description	End-User Applications
Plastic Dual-in-line Package (PDIP)	16-56	Package with insertion leads on longer sides used in consumer electronics products	Electronic games, monitors, copiers, printers, audio and video products, personal computers

Thin Small Outline Package I (TSOP I)	28-48	Designed for high volume production of low lead-count memory devices, including flash memory, SRAM and MROM	Notebook computers, personal computers, still and video cameras and standard connections for peripherals for computers

Package	Lead-count	Description	End-User Applications

Thin Small Outline Package II (TSOP II)	24-86	Designed for memory devices, including flash memory, SRAM, SDRAM and DDR DRAM	Disk drives, recordable optical disk drives, audio and video products, consumer electronics, communication products

Quad Flat Package (QFP)	44-208	Flat structure with 4-sided peripheral leads designed for SRAM, graphic processors, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, personal computers, consumer electronics

Quad Flat No Lead (QFN)	32	A leadframe based package with the lead pad on the bottom to provide interconnection to printed circuit board with smaller size and better electrical connection comparing to QFP package	Wireless communication products, notebook computers, PDAs, consumer electronics

Low-Profile Quad Flat Package (LQFP)	48-128	Low-profile and light weight package designed for ASICs, digital signal processors, microprocessors/controllers, graphics processors, gate arrays, SSRAM, SDRAM, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, digital cameras, cordless/radio frequency devices

Thin Quad Flat Package (TQFP)	44-128	Designed for lightweight portable electronics requiring broad performance characteristics and mixed-signal devices	Notebook computers, personal computers, disk drives, office equipment, audio and video products and wireless communication products

Small Outline Package (SOP)	8-44	Designed for low lead-count memory and logic semiconductors, including SRAM and micro-controller units	Personal computers, consumer electronics, audio and video products, communication products

Multi-Chip Package (TSOP with organic substrate)	24-86	Our patented design for memory devices, including SRAM, DRAM and SDRAM	Notebook computers, personal computers, disk drives, audio and video products, consumer products, communication products

Organic Substrate-based Packages.    As the number of leads surrounding a traditional leadframe-based package increases, the leads must be placed closer together to reduce the size of the package. The close proximity of one lead to another can create electrical shorting problems and requires the development of increasingly sophisticated and expensive techniques to accommodate the high number of leads on the circuit boards.

The BGA format solves this problem by effectively creating external terminals on the bottom of the package in the form of small bumps or balls. These balls are evenly distributed across the entire bottom surface of the package, allowing greater pitch between the individual terminals. The ball grid array configuration enables high-pin count devices to be manufactured less expensively with less delicate handling at installation.

Our organic substrate-based packages employ a fine-pitch BGA design, which uses a plastic or tape laminate rather than a leadframe and places the electrical connections, or leads, on the bottom of the package rather than around the perimeter. The fine-pitch BGA format was developed to address the need for the smaller footprints required by advanced memory devices. Benefits of ball grid array assembly over leadframe-based assembly include:

•	smaller size;

•	smaller footprint on a printed circuit board;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	36-208	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebook computers, wireless systems

Fine-Pitch BGA/ Very Fine-Pitch BGA (face down chip type)	54-84	Our patented design for DRAM products that require high performance and chip scale package	Notebook computers, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Package	Connections	Description	End-User Applications

Land Grid Array (LGA)	44-48	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	36-208	Our patented design for assembly of two or more memory chips (to increase memory density) or memory and logic chips in one BGA package	Notebook computers, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip CSP	66-93	Designed for assembly of two or more memory chips or logic and memory chips in one chip scale package (CSP)	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebook computers, global positioning systems

LCD and Other Flat-Panel Display Driver Semiconductors

We also offer testing and assembly services for LCD and other flat-panel display driver semiconductors. We employ TCP, COF and COG technologies for testing and assembling LCD and other flat-panel display driver semiconductors. In addition, we offer gold bumping services to our customers.

Gold bumping technology, which can be used in TCP, COF and COG technologies, is a necessary interconnection technology for LCD and other flat-panel display driver semiconductors. Most gold bumping services are performed on six- or eight-inch wafers. Gold bumping technology provides the best solution for fine-pitch chips and is able to meet the high production requirement for LCD and other flat-panel display driver semiconductors or other chips that require thin packaging profiles.

The gold bumping fabrication process uses thin film metal deposition, photolithography and electrical plating technologies. A series of barrier and seed metal layers are deposited over the surface of the wafer. A layer of thick photoresist material is spin-coated over these barrier and seed layers. A photomask is used to pattern the locations over each of the bond pads that will be bumped. UV exposure and developing processes open the photoresist material, which defines the bump shape. The gold bump is then electroplated over the pad and the deposited barrier metal layers. Once the plating is complete, a series of etching steps are used to remove the photoresist material and the metal layers that are covering the rest of the wafer. The gold bump protects the underlying materials from being etched. The gold bumped wafers will go through an annealing furnace to soften the gold bumps to fit the hardness requirement of TCP, COF and COG assembly processes.

Tape Carrier Package Technology

TCPs offer a high number of inputs and outputs, a thin package profile and a smaller footprint on the circuit board, without compromising performance. Key package features include surface mount technology design, fine-pitch tape format and slide carrier handling.

Because of their flexibility and high number of inputs and outputs, TCPs are primarily employed either for STN-LCD or TFT-LCD driver semiconductors.

Testing of tape carrier packages.    We conduct full function testing of LCD and other flat-panel display driver semiconductors with a specially designed probe handler to ensure reliable contact to the test pads on the TCP tape. We can test STN-LCD or TFT-LCD driver semiconductors with frequencies of up to 750 MHz and at voltages up to 40V. The test is performed in a temperature-controlled environment with the device in tape form. The assembled and tested LCD and other flat-panel display driver semiconductors in tape form are packed between spacer tapes together with a desiccant in an aluminum bag to avoid contact during shipment.

Assembly of tape carrier packages.    TCPs use a tape-automated bonding process to connect die and tape. The printed circuit tape is shipped with a reel. The reel is then placed onto an inner lead bonder, where the LCD or other flat-panel display driver semiconductor is configured onto the printed circuit tape. The resulting TCP component consists of the device interconnected to a three-layer tape, which includes a polyamide-down carrier film, an epoxy-based adhesive layer and a metal layer. The tape metallization area of the interconnections is tin plated over a metal layer. The silicon chip and inner lead area is encapsulated with a high temperature thermoset polymer after inner lead bonding. The back face of the chip is left un-sealed for thermal connection to the printed circuit board.

The following diagram presents the basic components of a tape carrier package:

Chip-on-Film Technology

In 2001, we commenced testing and assembly services using COF technology. We have developed this proprietary technology from our existing TCP technology, and it has been widely accepted by our customers. The primary use of the COF module is to replace the liquid crystal module, or LCM, in certain applications. LCM is mainly employed in handheld electronics, such as PDAs and cellular handsets.

COF technology provides several additional advantages. For example, COF is able to meet the size, weight and higher resolution requirements in electronic products, such as flat-panel displays. This is because of its structural design, including an adhesive-free two-layer tape that is highly flexible, bending strength and its capacity to receive finer patterning pitch.

The TCP and COF assembly process involves the following steps:

Wafer Lapping	Wafers are ground to their required thickness.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for inner lead bonding.

Inner Lead Bonding	An inner lead bonder machine connects the chip to the printed circuit tape.

Potting	The package is sealed with an epoxy.

Potting Cure	The potting cure process matures the epoxy used during the potting stage with high temperatures.

Marking	A laser marker is used to provide product identification.

Marking Cure	The marking cure process matures the marking ink by subjecting the semiconductor to high temperatures.

Chip-on-Glass Technology

COG technology is an electronic assembly technology that is used increasingly in assembling LCD and other flat-panel display driver semiconductors for communications equipment. Compared to the traditional bonding process for TCP or COF, the new COG technology requires lower bonding temperature. In addition, the COG technology reduces assembly cost as it does not use tapes for interconnection between the LCD panel and the printed circuit board.

The COG assembly technology involves the following steps:

Wafer Lapping	Wafers are ground to their required thickness.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for the pick and place process.

Pick and Place	Each individual die is picked and placed into a chip tray.

Inspection and Packing	Each individual die in a tray is visually or auto-inspected for defects. The dies are packed within a tray in an aluminum bag after completion of the inspection process.

Semiconductor Turnkey

Our semiconductor turnkey services consist of our purchase of fabricated wafers, primarily memory semiconductors. We then test and assemble the dies cut from the fabricated wafers and resell the completed semiconductors to our customers. We typically engage in more semiconductor turnkey services when the market demand for our other testing and assembly services decreases. In 2004, the level of our semiconductor turnkey services declined due to the increase in customer orders for our testing and assembly services and in 2005, we did not have any semiconductor turnkey revenue.

In 2003, our revenue from our semiconductor turnkey services also included trading revenue generated by ChipMOS Hong Kong from purchases and sales of certain components for DVD/CD-ROM/CD-RW drives provided to third parties. We did not generate any trading revenue in 2004 or 2005.

Other Services

Drop Shipment

We offer drop shipment of semiconductors directly to end-users designated by our customers. We provide drop shipment services, including assembly in customer-approved and branded boxes, to a majority of our testing and assembly customers. Since drop shipment eliminates the additional step of inspection by the customer prior to shipment to end-users, quality of service is a key to successful drop shipment service. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.

Software Development, Conversion and Optimization Program

We work closely with our customers to provide sophisticated software engineering services, including test program development, conversion and optimization, and related hardware design. Generally, testing requires customized testing software and related hardware to be developed for each particular product. Software is often initially provided by the customer and then converted by us at our facilities for use on one or more of our testing machines and contains varying functionality depending on the specified testing procedures. Once a conversion test program has been developed, we perform correlation and trial tests on the semiconductors. Customer feedback on the test results enables us to adjust the conversion test programs prior to actual testing. We also typically assist our customers in collecting and analyzing the test results and recommend engineering solutions to improve their design and production process.

Customers

We believe that the following factors have been, and will continue to be, important factors in attracting and retaining customers:

•	our advanced testing and assembly technologies;

•	our strong capabilities in testing and assembling LCD and other flat-panel display driver semiconductors;

•	our focus on high-density memory products and mixed-signal communications products; and

•	our reputation for high quality and reliable customer-focused services.

The number of our customers has grown from 46 in 1999 to more than 110 as of March 31, 2006. Our top 15 customers in terms of revenue in the first quarter of 2006 include (in alphabetical order):

COREMAGIC INC.

Cypress Semiconductor Corp.

DenMOS Technology Inc.

Elite Semiconductor Memory Technology Inc.

Etron Technology, Inc.

Himax Technologies, Inc.

Hynix Semiconductor Inc.

Integrated Circuit Solution Inc.

Macronix International Co., Ltd.

Micron Semiconductor Asia Pte. Ltd.

MStar Semiconductor, Inc.

Novatek Microelectronics Corp., Ltd.

Powerchip Semiconductor Corp.

ProMOS Technologies Inc.

Spansion LLC

In 2003, our largest customer was ProMOS, which accounted for 19% of our net revenue, while our second-largest customer, Mosel, accounted for almost 19% of our net revenue, and our third-largest customer, Ultima, accounted for 12% of our net revenue. Mosel ceased to be a key customer of ours following the transfer of all of its DRAM business to ProMOS in the period from July to December 2003. In 2004, our largest customer was ProMOS, our second-largest was Powerchip Semiconductor Corp., and our third-largest customer was Himax Technologies, Inc., accounting for 28%, 11%, and 6% of our net revenue, respectively. In 2005, our largest customer was ProMOS, our second-largest customer was Powerchip Semiconductor Corp., and our third-largest customer was Himax Technologies, Inc., accounting for 28%, 15% and 9% of our net revenue, respectively.

We have been successful in attracting new customers, such as Renesas Technology Corporation, FASL (Kuala Lumpur) Sdn. Bhd. and Texas Instrument Japan Limited in 2003 and Hynix Semiconductor Inc. in 2004. In April 2005, we extended the duration of our agreement with ProMOS, under which we reserve assembly capacity and testing services for ProMOS and ProMOS is committed to place orders in the amount of the reserved capacity, until the end of 2009. In May 2005, we extended the duration of our contract with Himax Technologies, Inc. until the end of 2008. In May 2005, we also extended the duration of our contract with Novatek Microelectronics Corp., Ltd. until the end of 2008. In October 2005, we extended the duration of our contract with Hynix Semiconductor Inc. until the end of 2006.

The majority of our customers do not enter into long-term contracts with us, and instead purchase our services through purchase orders and provide us every month with three-month non-binding rolling forecasts. The price for our services is typically agreed upon at the time when a purchase order is placed. In 2003, 2004 and 2005, we entered into several long-term agreements with some of our key customers, including ProMOS, DenMOS, Himax, Novatek and Oki, under which we reserved capacity for such customers and under which such customers committed to place orders in the amount of the reserved capacity primarily through 2006 and 2009, some of which may be reduced by these customers under the agreements. These agreements generally provide that the price of our services will be agreed upon at the time our customers place the orders under such agreements. If we are unable to test and assemble the agreed number of semiconductors in any given month, such customers may generally use a third party to cover the shortfall. However, under these agreements, we are generally entitled to cure any shortfall in the following month. If we fail to do so, we may generally be liable for damages up to the amount equal to the number of shortfall units in the given month multiplied by the average sales price per unit in that month. If a customer fails to place orders according to the reserved capacity, we are generally entitled to damages based on our costs for the equipment, tooling costs, costs for personnel dedicated to the provisions of capacity to such customer, and the costs for raw materials. As of March 31, 2006, 34% of our total current capacity has been reserved for such customers.

In November 2005, we entered into an assembly and testing services agreement with Spansion, pursuant to which we agreed to install equipment and reserve capacity for wafer sorting services for Spansion and Spansion undertakes to compensate us for failure to sufficiently utilize equipment installed and qualified in accordance with the agreement. The initial term of the first statement of work is three years from the date of installation of the relevant equipment.

The following table sets forth, for the periods indicated, the percentage breakdown of our net revenue, categorized by geographic region based on the jurisdiction in which each customer is headquartered.

	Year ended December 31,
	2003	2004	2005
Taiwan	84%	81%	79%
Japan	5	4	3
United States	5	11	11
Korea	1	1	4
Hong Kong SAR	5	1	1
Others	— (1)	2	2

Total	100%	100%	100%

(1)	Less than 1%

Qualification and Correlation by Customers

Our customers generally require that our facilities undergo a stringent “qualification” process during which the customer evaluates our operations, production processes and product reliability, including engineering, delivery control and testing capabilities. The qualification process typically takes up to eight weeks, or longer, depending on the requirements of the customer. For test qualification, after we have been qualified by a customer and before the customer delivers semiconductors to us for testing in volume, a process known as “correlation” is undertaken. During the correlation process, the customer provides us with test criteria, information regarding process flow and sample semiconductors to be tested and either provides us with the test program or requests that we develop a new or conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductor that the customer may have conducted previously. The correlation process typically takes up to two weeks, but can take longer depending on the requirements of the customer.

Sales and Marketing

We maintain sales and marketing offices in Taiwan, Hong Kong, Japan and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan and the United States, mixed-signal semiconductors in Taiwan, Japan and the United States, LCD and other flat-panel display driver semiconductors in Japan, Taiwan and Hong Kong, and module manufacturing in Taiwan and Mainland China. As of March 31, 2006, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 39 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

•	actively participate in the design process at the customers’ facilities;

•	resolve customer testing and assembly issues; and

•	promote timely and individualized resolutions to customers’ issues.

We conduct marketing research through our in-house customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. Furthermore, we do product and system bench marking analyses to understand the application and assembly technology evolution, such as analysis on mobile handsets and CD-/DVD-ROM players. In addition, we regularly collect data from different segments of the semiconductor industry and, when possible, we work closely with our customers to design and develop testing and assembly services for their new products. These “co-development” or “sponsorship” projects can be critical when customers seek large-scale, early market entry with a significant new product.

We have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in the United States, Japan and Korea. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 0.25% to 5% of our revenue from services for memory semiconductors in the United States, Japan and Korea. In 2003, 2004 and 2005, we paid NT$9 million, NT$22 million and NT$42 million (US$1 million), respectively, in commissions to our sales agent.

Research and Development

We believe that research and development is critical to our future success. In 2003, 2004 and 2005, we spent approximately NT$295 million, or 3%, NT$296 million, or 2% and NT$274 million (US$8 million), or 2%, respectively, of our net revenue on research and development. We intend to sustain these efforts.

Our research and development efforts have focused primarily on improving the efficiency, production yields and technology of our testing and assembly services. From time to time, we jointly develop new technology with universities and research institutions. For testing, our research and development efforts focus particularly on complex, high-speed, high-pin count and high-density semiconductors in fine-pitch and thin packages. Our projects include:

•	development of testing environments for simultaneous wafer probing and package testing;

•	development/conversion of test programs;

•	development of wafer-level burn-in;

•	development of wafer-level testing;

•	development of multi-chip testing;

•	testing new products using existing machines; and

•	providing customers remote access to monitor test results.

We are also continuing development of interface designed to provide for high frequency testing by minimizing electrical noise.

For assembly, our research and development efforts focus on:

•	high performance;

•	fine pitch;

•	miniaturization;

•	multi-chip assembly;

•	multi-chip modules;

•	stacked-chip chip scale package;

•	thinner and more flexible assembly such as chip-on-film packaging;

•	three-dimensional assembly; and

•	developing environmentally friendly assembly services.

Our projects include developing multi-chip package, flip-chip technologies, lead-free products, 12-inch wafer technologies, fine-pitch wire bonding technologies, 50-micron wafer thickness technology, advanced packages for DDRIII, COF module, fine-pitch LCD driver testing and assembly technologies, and advanced probe card technology. We work closely with our customers to design and modify testing software and with equipment vendors to increase the efficiency and reliability of testing and assembly equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductor testing and wafer probing, as well as software to optimize capacity utilization.

As of March 31, 2006, we employed 225 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

We maintain laboratory facilities to analyze the characteristics of semiconductor packages by computer simulation, and verify their performance by measurement devices. The use of computer simulation substantially reduces the time required to validate the suitability of a package for a given application, as compared with physical testing methods.

Quality Control

We believe that our reputation for high quality and reliable services has been an important factor in attracting and retaining leading international semiconductor companies as customers for our testing and assembly services. We are committed to delivering semiconductors that meet or exceed our customers’ specifications on time and at a competitive cost. We maintain quality control staff at each of our facilities. As of March 31, 2006, we employed 428 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and assembly processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

•	sales quality assurance: following market trends to anticipate customers’ future needs;

•	design quality assurance: when developing new testing and assembly processes;

•	supplier quality assurance: consulting with our long-term suppliers;

•	manufacturing quality assurance: through a comprehensive monitoring program during mass production; and

•	service quality assurance: quickly and effectively responding to customers’ claims after completion of sale.

All of our facilities have been QS 9000 certified by the International Automotive Sector Group. Our facilities in Hsinchu and Tainan have also been ISO 9002 certified. ISO 9002 certification is required by many countries for sales of industrial products in those countries. The QS 9000 quality standards provide for continual improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain. Like ISO 9002 certification, QS 9000 certification is required by some semiconductor manufacturers as a threshold indicator of a company’s quality control standards. We also earned the 1998 QC Group Award from The Chinese Society of Quality, which is equivalent to the similar award from the American Society of Quality. In addition, our laboratories have been awarded Chinese National Laboratory accreditation under the categories of electricity, electrical test and temperature calibration.

Further demonstrating our commitment to, and achievements in, quality management, ChipMOS Taiwan, ThaiLin and ChipMOS Shanghai obtained the ISO/TS 16949:2002 quality system certification on November 26, 2003, September 16, 2005 and January 28, 2006, respectively. The ISO/TS 16949:2002 certification system was jointly developed by members of the International Automative Task Force (IATF) and approved by the International Organization for Standardization. This technical specification is a common automative quality system requirements catalog based on ISO 9001:2000, AVSQ (Italian), EAQF (French), Q.S.-9000 (US) and VDA6.1 (German) automative catalogs. The ISO/TS (Technical Specification) 16949:2002 certification system seeks to actively incorporate quality management policies and objectives into the operation flows of the company. This certification stresses the supervision and measurement of both process and performance. The certification system became effective in March 2002.

On June 26, 2003, ChipMOS Shanghai obtained the ISO 9001:2000 quality system certification with respect to manufacturing and supply of semiconductor assembly, test and module manufacturing.

Our testing and assembly operations are carried out in clean rooms where air purity, temperature and humidity are controlled. To ensure the stability and integrity of our operations, we maintain clean rooms at our facilities that meet US federal 209E class 100, 1,000, 10,000 and 100,000 standards. A class 1,000 clean room means a room containing less than 1,000 particles of contaminants per cubic foot.

We have established manufacturing quality control systems that are designed to ensure high-quality services to our customers and maintain reliability and high production yields at our facilities. We employ specialized equipment for manufacturing quality and reliability control, including:

•	temperature cycling testers, thermal shock testers and pressure cook testers for reliability analyses;

•	a scanning acoustic tomography, scanning electronic microscope and X-Ray microscopy for physical failure analysis, semi-auto probe and curve tracer and direct current tester station for electrical failure analysis; and

•	three-dimensional measurement for full-dimension measurement.

In addition, to enhance our performance and our research and development capabilities, we also installed a series of high-cost equipment, such as temperature humidity bias testers, low temperature storage-life testers and highly accelerated stress testers. We believe that many of our competitors do not own these equipment.

As a result of our ongoing focus on quality, we achieved monthly assembly yields of an average of 99.98% for our TSOP packages, 99.80% for our TCP packages, 99.79% for our COF packages and 99.67% for our COG packages in 2005. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Facilities

We provide testing services through our four facilities in Taiwan and one facility in Shanghai, with one facility at each of the following locations: Chupei, the Hsinchu Industrial Park, the Hsinchu Science Park, the Southern Taiwan Science Park and the Shanghai Qingpu Industrial Zone. We provide assembly services through our facility at the Southern Taiwan Science Park and our facility at the Shanghai Qingpu Industrial Zone. We own the land for our Hsinchu Industrial Park testing facility and Chupei facility and possess the land use right to the land on which our Shanghai Qingpu Industrial Zone facility is located until 2052, and we lease the land for our Hsinchu Science Park testing facility and Tainan assembly facility from the Science Park Administration under three 20-year leases. Two leases for our Hsinchu Science Park facility will expire in 2008 and 2017, respectively, and the lease for our Southern Taiwan Science Park facility will expire in 2016.

In March 2002, Modern Mind entered into a cooperation agreement with the Shanghai Qingpu Industrial Zone Development Group Company under which Modern Mind has agreed to construct a permanent wholly-owned facility in the Shanghai Qingpu Industrial Zone to provide testing and assembly services. Modern Mind commenced construction of the facility in Shanghai in June 2002 and moved into the new facility in August 2005, with the grand opening of the new facility in November 2005. Modern Mind currently offers testing and assembly of memory semiconductors, TCP/COF, COG assembly and testing services, and intends to expand into gold bumping services. In connection with the Shanghai operations, Modern Mind has invested, through ChipMOS Shanghai, US$112.5 million in the new facility and related equipment and Modern Mind has committed to invest an additional US$137.5 million by December 6, 2007 in the facility and related equipment.

On August 24, 2004, we, through ThaiLin and ChipMOS Taiwan, entered into an agreement for the acquisition of certain testing and assembly assets of FICTA, including 52 testers, 133 wire bonders, machinery, equipment, raw materials, spare parts, and related patents. The value of the transaction was approximately NT$1,050 million (US$32 million) and the transaction closed on November 1, 2004.

In December 2004, we sold our Kaohsiung testing facility to Radiant Opto-Electronics Corporation.

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2006.

Location of Facility	Primary Use	Size of Land	Testers/Bonders
Chupei, Hsinchu	Wafer Testing/Gold Bumping/Module	21,620 square meters	3 steppers 6 sputters 65 testers

Hsinchu Industrial Park, Taiwan—ThaiLin	Testing	25,779 square meters	150 testers

Hsinchu Science Park, Taiwan	Testing	28,632 square meters	120 testers

Southern Taiwan Science Park, Taiwan	Assembly/Testing	56,680 square meters	255 wire bonders 121 inner-lead bonders 154 testers

Location of Facility	Primary Use	Size of Land	Testers/Bonders

Shanghai Qingpu Industrial Zone, Mainland China	Assembly/Testing/Modules and Subsystem Manufacturing	291,959 square meters	16 testers 118 wire bonders 4 inner lead bonders

Raw Materials

Semiconductor testing requires minimal raw materials. Fabricated wafers are the main raw materials for our semiconductor turnkey services. Substantially all of the raw materials used in our memory and mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD and other flat-panel display driver semiconductor testing and assembly process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 23%, 21% and 15% of our net revenue in 2003, 2004 and 2005, respectively.

We do not maintain large inventories of leadframes, organic substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one to two months’ production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. See “Risk Factors—Risks Relating to Our Business—If we are unable to obtain raw materials and other necessary inputs from our suppliers in a timely and cost-effective manner, our production schedules would be delayed and we may lose customers and growth opportunities and become less profitable” for a discussion of the risks associated with our raw materials purchasing methods. For example, with the exception of aluminum bags and inner and outer boxes, which we acquire from local sources, the raw materials used in our TCP/COF process and for modules are obtained from a limited number of Japanese suppliers.

Equipment

Testing of Memory and Mixed-Signal Semiconductors

Testing equipment is the most capital-intensive component of the testing business. Upon the acquisition of new testing equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2006, we operated 502 testers. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Advantest Corporation, Agilent Technologies and Credence Systems Corporation.

In general, particular semiconductors can be tested using a limited number of specially designed testers. As part of the qualification process, customers will specify the machines on which their semiconductors may be tested. We often develop test program conversion tools that enable us to test semiconductors on multiple equipment platforms. This portability among testers enables us to allocate semiconductor testing across our available testing capacity and thereby improve capacity utilization rates. If a customer requires the testing of a semiconductor that is not yet fully developed, the customer consigns its testing software programs to us to test specific functions. If a customer specifies testing equipment that is not widely applicable to other semiconductors we test, we require the customer to furnish the equipment on a consignment basis. Currently, we have one tester consigned by ProMOS.

We will continue to acquire additional testing equipment in the future to the extent market conditions, cash generated from operations, the availability of financing and other factors make it desirable to do so. Some of the equipment and related spare parts that we require have been in short supply in recent years. Moreover, the equipment is only available from a limited number of vendors or is manufactured in relatively limited quantities and may have lead times from order to delivery in excess of six months.

Assembly of Memory and Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. As of March 31, 2006, we operated 373 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Testing and Assembly of LCD and Other Flat-Panel Display Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., Athlete FA Corp. and Sharp Takaya Electronics Corp. As of March 31, 2006, we operated 3 steppers and 6 sputters for gold bumping and 125 inner lead bonders for assembly and 154 testers for LCD and other flat-panel display driver semiconductors. We are currently in the process of purchasing additional testing equipment. The testing equipment can be used for the TCP, COF and COG processes, while the inner lead bonders are only used in the TCP and COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the TCP, COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the TCP and COF processes.

Competition

The independent testing and assembly markets are very competitive. Our competitors include large IDMs with in-house testing and assembly capabilities and other independent semiconductor testing and assembly companies, especially those offering vertically integrated testing and assembly services, such as Advanced Semiconductor Engineering Inc., Amkor Technology, Inc., ASAT Limited, ASE Test Limited, International Semiconductor Technology Ltd., King Yuan Electronics Co., Ltd., Powertech Technology Inc., Siliconware Precision, STATS ChipPAC Ltd, and United Test and Assembly Center Ltd. We believe that the principal measures of competitiveness in the independent semiconductor testing industry are:

•	engineering capability of software development;

•	quality of service;

•	flexibility;

•	capacity;

•	production cycle time; and

•	price.

In assembly services, we compete primarily on the basis of:

•	production yield;

•	production cycle time;

•	process technology, including our COF technology for LCD and other flat-panel display driver semiconductor assembly services;

•	quality of service;

•	capacity;

•	location; and

•	price.

IDMs that use our services continually evaluate our performance against their own in-house testing and assembly capabilities. These IDMs may have access to more advanced technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining an equivalent or higher level of quality for three reasons:

•	first, we offer a broader and more complex range of services as compared to the IDMs, which tend to focus their resources on improving their front-end operations;

•	second, we generally have lower unit costs because of our higher utilization rates; and

•	finally, we offer a wider range of services in terms of complexity and technology.

Intellectual Property

As of March 31, 2006, we held 480 patents in Taiwan, one patent in the United Kingdom, 20 patents in the United States and eight patents in the People’s Republic of China relating to various semiconductor testing and assembly technologies. These patents will expire at various dates through December 30, 2024. As of March 31, 2006, we also had a total of 45 pending patent applications in the United States, 96 in Taiwan, one in Japan, one in France, one in Germany and 64 in the People’s Republic of China. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, the People’s Republic of China, Japan and in the European Community.

We expect to continue to file patent applications where appropriate to protect our proprietary technologies. We may need to enforce our patents or other intellectual property rights or to defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial costs and a diversion of our resources. See “Risk Factors—Risks Relating to Our Business—Disputes over intellectual property rights could be costly, deprive us of technologies necessary for us to stay competitive, render us unable to provide some of our services and reduce our opportunities to generate revenue” and “—Legal Proceedings.”

We acquired our testing and assembly technology for TCPs under a licensing agreement with Sharp Corporation. The term of the agreement with Sharp is for five years beginning February 10, 2000. Pursuant to this agreement, Sharp licensed to us TCP-related technology and intellectual property rights. We in turn pay a royalty fee to Sharp ranging from 3% to 5% of the service fee paid to us by our customers minus the material cost incurred from providing TCP-related services over the term of the licensing agreement, except for the TCP-related services provided to Sharp. Sharp has granted us a grace period for the payment of the royalty fees, which expired in September 2004, during which we may defer the payment of a portion of the royalty fee due to Sharp until the expiry of the grace period or until the amount of deferred royalty fee exceeds approximately ¥151 million. In 2003 and 2004, we incurred royalty obligations of ¥22 million and ¥16 million, respectively, to Sharp, the total amount of which was paid in October 2004.

On April 7, 2004, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, as amended on May 14 and October 11, 2004, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned to ChipMOS Bermuda for a purchase price of US$19.7 million, which was paid in November 2004.

On April 7, 2004, ChipMOS Bermuda entered into a patent license agreement with ChipMOS Taiwan, which was amended on July 8, 2004, October 11, 2004 and December 30, 2004, pursuant to which ChipMOS Bermuda grants to ChipMOS Taiwan a non-exclusive royalty-bearing license with respect to certain patents and patent applications until the expiration of the term of the last of these patents. Under the patent license agreement, ChipMOS Taiwan will pay ChipMOS Bermuda a royalty in the aggregate of US$20 million, payable in 80 quarterly installments of US$250 thousand each. The first installment was paid in April 2005, the second installment was paid in June 2005 and the third and fourth installments were paid in January 2006.

Environmental Matters

Semiconductor testing does not generate significant pollutants. The semiconductor assembly process generates gaseous chemical wastes, principally at the molding stage. Liquid waste is produced when silicon wafers are ground thinner and diced into chips with the aid of diamond saws and cooled with running water. In addition, excess material on leads and moldings are removed from assembled semiconductors in the trimming and dejunking processes, respectively. We have installed various types of liquid and gaseous chemical waste-treatment equipment at our semiconductor assembly and gold bumping facilities. We believe that we have adopted adequate and effective environmental protection measures that are consistent with semiconductor industry practices in Taiwan and Mainland China. In addition, we believe we are in compliance in all material respects with current environmental laws and regulations applicable to our operations and facilities.

All of our facilities in Taiwan and Mainland China have been certified as meeting the ISO 14001 environmental standards by the International Organization for Standardization. Our testing facility at the Hsinchu Science Park won both the “Plant Greenery and Beautification Award” in 1999, 2000 and 2002 and the “Safety & Health Excellent Personnel Award” in 2001 from the Science Park Administration, the “Green Office Award” from the Environment Protection Administration of the ROC in 2000 and the “Outstanding Voluntary Protection Program Award” by the Labor Affairs Commission of the ROC in 1999. Our assembly facility at the Southern Taiwan Science Park won the “Green Office Award” from the Environment Protection Administration of the ROC in 2001. In 2003, we won several environmental awards, including the “Environmental Protection Excellent Unit Award,” the “Plant Greenery and

Beautification Award,” the “Environment Maintain Award” and the “Safety & Health Excellent Personnel Award,” each awarded by the Science Park Administration. We will continue to implement programs, measures and related training to reduce industrial waste, save energy, and control pollution. In 2001, ChipMOS Taiwan completed a lead-free process control program, which offers a lead-free method in a semiconductor package, a lead-free plating, a lead-free solder ball and a lead-free reliability method and specification.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for ChipMOS Taiwan and ThaiLin is approximately NT$29,268 million and NT$4,760 million, respectively. ChipMOS Shanghai also maintains property insurance policies for a maximum coverage of approximately RMB500 million.

Insurance coverage on facilities under construction is maintained by us and our contractors, who are obligated to procure necessary insurance policies and bear the relevant expenses of which we are the beneficiary.

We also maintain insurance on the wafers delivered to us while these wafers are in our possession and during transportation from suppliers to us and from us to our customers.

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of March 31,
Function	2003	2004	2005	2006
General operations	1,658	2,569	2,632	2,789
Quality control	244	405	387	428
Engineering	578	1,130	1,125	1,269
Research and development	157	188	224	225
Sales, administration and finance	137	222	202	203
Others	365	411	335	384

Total	3,139	4,925	4,905	5,298

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of March 31,
Location	2003	2004	2005	2006
ChipMOS H.K. Taiwan Branch (Hsinchu)	—	—	13	14
ThaiLin (Hsinchu Industrial Park)	346	467	516	761
ThaiLin (Chupei City)	—	279	236	—
ChipMOS Taiwan Hsinchu Production Group	995	1,806	1,484	1,553
ChipMOS Taiwan Southern Taiwan Production Group	1,526	1,838	2,103	2,264
Shanghai	268	527	545	698
Japan and the United States	4	8	8	8

Total	3,139	4,925	4,905	5,298

Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and we believe that our relationship with our employees is good.

Legal Proceedings

We are not involved in any material legal proceedings whose outcome we believe could have a material adverse effect on our business, other than a tax dispute in the amount of NT$31 million relating to our income tax for the fiscal years of 2000. We submitted our objections to this assessment to the relevant tax authority in March 2004 and are awaiting the resolution of this issue.

In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a patent infringement lawsuit brought by Tessera Technologies, Inc., or Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. ChipMOS Taiwan and ChipMOS USA expect to vigorously defend themselves in the lawsuit.

For certain information regarding legal proceedings relating to certain of our current and former directors, see “Risk Factors—Risks Relating to Our Relationship with Mosel—The ongoing criminal investigations and trial involving Mr. Hung-Chiu Hu, Mr. Robert Ma Kam Fook and Mr. Jwo-Yi Miao, our former directors, could have a material adverse effect on our business and cause our stock price to decline” and “Risk Factors—The ongoing criminal investigation involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.”

MARKET PRICE INFORMATION FOR OUR COMMON SHARES

Nasdaq National Market is the principal trading market for our common shares, which are not listed or quoted on any other markets in or outside the United States. We have been quoted on the Nasdaq National Market under the symbol “IMOS” since June 19, 2001. The CUSIP number for our common shares is “G2110R106.” As of March 31, 2006, there were 68,072,524 common shares issued and outstanding. The table below sets forth, for the periods indicated, the high, low and average closing prices on the Nasdaq National Market for our common shares.

	Nasdaq(1) Price per share (US$)
	Average	High	Low
2001 (from June 19 through December 31)	2.31	5.06	1.40
2002	3.23	5.25	1.48
2003	3.19	9.39	0.85
First Quarter	1.80	2.36	1.31
Second Quarter	1.19	1.55	0.85
Third Quarter	2.15	3.00	1.28
Fourth Quarter	5.86	9.39	2.05
2004	8.24	3.60	15.00
First Quarter	11.77	15.00	8.98
Second Quarter	8.83	12.11	6.82
Third Quarter	5.30	7.15	3.60
Fourth Quarter	7.18	9.56	5.54
2005	6.21	7.55	4.80
First Quarter	5.59	6.49	4.80
Second Quarter	6.52	7.25	5.82
Third Quarter	6.78	7.55	6.18
November	5.76	6.15	5.42
December	5.76	5.99	5.52
Fourth Quarter	5.92	6.75	5.42
2006	6.70	7.15	5.87
January	6.60	6.93	5.87
February	6.86	7.15	6.50
March	7.08	7.37	6.64
April	7.11	7.26	6.90
May (through May 25, 2006)	7.22	8.10	6.54

(1)	Trading in our common shares commenced on June 19, 2001 on the Nasdaq National Market.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement entered into among us, the selling shareholder and Deutsche Bank Securities Inc., Deutsche Bank Securities Inc. has agreed to purchase from the selling shareholder 6,956,522 common shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement.

The underwriting agreement provides that the obligations of Deutsche Bank Securities Inc. to purchase the common shares offered hereby are subject to certain conditions precedent and that Deutsche Bank Securities Inc. will purchase all of the common shares offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by Deutsche Bank Securities Inc. that it proposes to offer the common shares to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $0.15 per share under the public offering price. Deutsche Bank Securities Inc. may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to other dealers. After the public offering, representatives of the underwriters may change the offering price and other selling terms.

The selling shareholder has granted to Deutsche Bank Securities Inc. an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 1,043,478 additional common shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. Deutsche Bank Securities Inc. may exercise this option only to cover over-allotments made in connection with the sale of common shares offered by this prospectus supplement. The selling shareholder will be obligated, pursuant to the option, to sell these additional common shares to Deutsche Bank Securities Inc. to the extent the option is exercised. If any additional common shares are purchased, Deutsche Bank Securities Inc. will offer the additional shares on the same terms as those on which the 6,956,522 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per common share less the amount paid by Deutsche Bank Securities Inc. to the selling shareholder per common share. The underwriting discounts and commissions are 4.167% of the public offering price. The selling shareholder has agreed to pay Deutsche Bank Securities Inc. the following discounts and commissions, assuming either no exercise or full exercise by Deutsche Bank Securities Inc. of the over-allotment option:

		Total Fees
	Fees per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by the selling shareholder	$0.25	$1,739,130	$2,000,000

The maximum underwriting discounts and commissions to be received by any NASD member or independent broker dealer in connection with any distribution of common shares offered hereby will not exceed 8% of the price of our shares. In addition, we and the selling shareholder estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$350,000. The selling shareholder has agreed to pay or reimburse us for our expenses in connection with this offering, and Deutsche Bank Securities Inc. has agreed to reimburse the selling shareholder for certain expenses in connection with this offering.

We and the selling shareholder have agreed to indemnify the underwriters against specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments Deutsche Bank Securities Inc. may be required to make in respect of any of these liabilities.

The selling shareholder has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any common shares or other securities convertible into or exchangeable or exercisable for our common shares or derivatives of our common shares owned by these persons prior to this offering or common shares issuable upon exercise of options or warrants held by these persons for a period of at least 90 days after the date of this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc., subject to a potential extension of the lock-up period for up to an additional 18 days under certain circumstances. This consent may be given at any time without public notice. There are no agreements between Deutsche Bank Securities Inc. and the selling shareholder releasing them from these lock-up agreements prior to the expiration of the up to 108-day period.

We have agreed that, without the prior written consent of Deutsche Bank Securities Inc., for a period of 45 days from the date of this prospectus supplement, we will not, directly or indirectly:

•	offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common shares or securities convertible into or exchangeable for common shares (other than common shares issued pursuant to (a) employee benefit plans, qualified share option plans or other employee compensation plans existing on the date of this prospectus supplement, (b) the conversion of our convertible notes or (c) currently outstanding options, warrants or rights) or sell or grant options, rights or warrants with respect to any common shares or securities convertible into or exchangeable for common shares (other than the grant of options pursuant to option plans existing on the date of this prospectus supplement); or

•	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of our common shares.

There are no agreements between Deutsche Bank Securities Inc. and us releasing us from these lock-up arrangements prior to the expiration of the 45-day period. The consent of Deutsche Bank Securities Inc., if any, may be provided at any time without public notice.

Deutsche Bank Securities Inc. has advised us that it does not intend to confirm sales to any account over which it exercises discretionary authority.

In connection with the offering, Deutsche Bank Securities Inc. may purchase and sell common shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by Deutsche Bank Securities Inc. of a greater number of shares than it is required to purchase in the offering. Covered short sales are sales made in an amount not greater than the Deutsche Bank Securities Inc.’s option to purchase additional common shares from the selling shareholder in the offering. Deutsche Bank Securities Inc. may close out any covered short position by either exercising its option to purchase additional common shares or purchasing common shares in the open market. In determining the source of shares to close out the covered short position, Deutsche Bank Securities Inc. will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which it may purchase common shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. Deutsche Bank Securities Inc. must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if Deutsche Bank Securities Inc. is concerned that there may be downward pressure on the price of the common shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common shares made by Deutsche Bank Securities Inc. in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common shares. Additionally, these purchases may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

In connection with this offering, Deutsche Bank Securities Inc. may engage in passive market making transactions in our common shares on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act, during a period before the commencement of offers or sales of common shares and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

This prospectus supplement in electronic format may be made available on Internet web site maintained by Deutsche Bank Securities Inc. Other than this prospectus supplement in electronic format, the information on Deutsche Bank Securities Inc.’s web site is not part of this prospectus supplement and the Registration Statement on Form F-3 of which this prospectus supplement and the prospectus dated March 7, 2006 form a part.

Deutsche Bank Securities Inc. or its affiliates have provided investment banking services to us in the past and may do so in the future. It receives customary fees and commissions for these services.

U.S. TAXATION

In General

This section describes the material United States federal income tax consequences of owning the common shares offered in this prospectus supplement. It applies to you only if you hold your common shares as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the US dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning common shares in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

For the purposes of this section, you are a United States holder if you are a beneficial owner of the common shares and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Common Shares

Taxation of Dividends.    Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the common shares are readily tradable on an established securities market in the United States.

The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common shares and thereafter as capital gain.

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains.    Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your common shares. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules.    We believe that common shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the common ,shares gain realized on the sale or other disposition of your common shares would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the common shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your common shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common .shares Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of dividends on the common shares within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of the common shares effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of the common shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of the common shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of the common shares effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

LEGAL MATTERS

The validity of our common shares offered in this prospectus supplement will be passed upon for us by Appleby Spurling Hunter, Bermuda. Lee and Li Attorneys-at-Law, Taipei, Taiwan, is advising us as to matters of Taiwan law. Sullivan & Cromwell LLP is advising us as to matters of New York State and the United States federal law in connection with this offering. Appleby Spurling Hunter is advising us as to matters of Bermuda and British Virgin Islands law in connection with this offering. Simpson Thacher & Bartlett LLP is advising the underwriter as to matters of New York State and the United States federal law in connection with this offering. Morrison & Foerster LLP is advising the selling shareholder as to matters of New York State law and the United States federal law. Conyers Dill & Pearman, Hong Kong, is advising Giant Haven Investments Limited as to matters of British Virgin Islands law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-3 (File No. 333-130230) with the Securities and Exchange Commission, or SEC, under the Securities Act covering the securities offered by this prospectus supplement. You should refer to our registration statement and its exhibits if you would like to find out more about us and about the securities. This prospectus supplement summarizes material provisions of certain contracts and other documents that we refer you to. Since the prospectus supplement may not contain all the information that you may find important, you should review a full text of these documents. We have included copies of these documents as exhibits to our registration statement.

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement. Information in this prospectus supplement supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus supplement, while information that we file later with the SEC will automatically update and supersede this information. We specifically incorporate by reference the documents listed below:

•	our annual report on Form 20-F for the year ended December 31, 2005, filed on May 10, 2006, to the extent the information in that report has not been updated or superseded by this prospectus supplement;

•	our reports on Form 6-K submitted by us to the SEC on December 12, 2005, December 16, 2005, January 10, 2006, January 17, 2006, January 24, 2006, January 26, 2006, February 9, 2006, February 10, 2006, February 14, 2006, February 17, 2006, February 21, 2006, March 13, 2006, March 15, 2006, April 13, 2006, April 17, 2006, April 20, 2006, May 3, 2006, May 8, 2006, May 16, 2006, May 18, 2006 and May 24, 2006, to the extent these reports have not been updated or superseded; and

•	any report on Form 6-K submitted by us to the SEC on or after the date of this prospectus supplement and before the completion of this offering, but only to the extent specifically indicated in these submissions.

We will provide without charge upon written or oral request a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits which are specifically incorporated by reference into such documents. You may request a copy of these filings, at no cost, by writing us at 11F, No. 3, Lane 91, Dongmei Road, Hsinchu, Taiwan, Republic of China, Attention: Investor Relations Office or telephoning us at: (886-3) 571-6088.

You should rely only on the information contained or incorporated by reference in this prospectus supplement. We have not authorized anyone to provide different information. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement and information filed with the Securities and Exchange Commission and incorporated by reference herein are accurate only as of the respective dates specified therein, regardless of the time of delivery of this prospectus supplement or of any sale of our common shares.

6,956,522

Common Shares

Deutsche Bank Securities

Prospectus Supplement

May 25, 2006